Smithfield

ANNUAL REPORT 2006



SECURING SHAREHOLDER VALUE FOR TOMORROW

SMITHFIELD FOODS IS THE WORLD'S LARGEST PORK PROCESSOR AND HOG PRODUCER, WITH REVENUES EXCEEDING $11 BILLION IN FISCAL 2006. THE COMPANY RAISES 14 MILLION HOGS DOMESTICALLY EACH YEAR FOR A 13 PERCENT U.S. MARKET SHARE, AND ANNUALLY PROCESSES 27 MILLION HOGS, REPRESENTING 26 PERCENT OF THE U.S. MARKET. WITH A LARGE COLLECTION OF WELL-KNOWN BRANDS, APPROXIMATELY HALF THE COMPANY'S PORK REVENUES COME FROM VALUE-ADDED, FURTHER PROCESSED PRODUCTS. SMITHFIELD IS ALSO THE FIFTH-LARGEST U.S. BEEF PROCESSOR AND A 50 PERCENT PARTNER TO THE LARGEST CATTLE FEEDER IN THE UNITED STATES. THE COMPANY PROCESSES APPROXIMATELY TWO MILLION CATTLE ANNUALLY, WHICH REPRESENTS A SIX PERCENT SHARE OF THE U.S. MARKET. OUTSIDE THE UNITED STATES, SMITHFIELD OWNS SUBSIDIARIES IN FRANCE, POLAND, ROMANIA AND THE UNITED KINGDOM, AND HAS JOINT VENTURES OR MAJOR INVESTMENTS IN BRAZIL, MEXICO, SPAIN AND CHINA. SMITHFIELD EMPLOYS 52,500 PEOPLE WORLDWIDE.



FISCAL YEARS (IN MILLIONS, EXCEPT PER SHARE DATA)	**April 30, 2006**	May 1, 2005	May 2, 2004
Sales	**$11,403.6**	$11,248.4	$9,178.2
Income from continuing operations	**180.3**	298.9	167.3
Net income	**172.7**	296.2	227.1
Income from continuing operations per diluted share	**1.61**	2.66	1.50
Net income per diluted share	**1.54**	2.64	2.03
Weighted average diluted shares outstanding	**112.0**	112.3	111.7

ADDITIONAL INFORMATION			
Capital expenditures	**$ 391.3**	$ 199.3	$ 133.5
Depreciation expense	**200.8**	187.2	165.2
Working capital	**1,177.8**	1,445.6	1,056.6
Total debt	**2,572.7**	2,289.1	1,801.5
Shareholders' equity	**2,028.2**	1,901.4	1,598.9
Total debt to total capitalization	**55.9%**	54.7%	53.0%

Joseph W. Luter, III announced that he plans to relinquish the title of chief executive officer of Smithfield Foods after serving for 31 years as chairman and chief executive officer. Smithfield Foods' board of directors said that Mr. Luter will step aside from the position of chief executive officer as of August 31, 2006, but will remain chairman of the board. The board has elected C. Larry Pope, currently president and chief operating officer, as chief executive officer, effective September 1, 2006. As chairman, Mr. Luter will continue to focus on acquisitions and long-term strategic development, the two areas where he believes he can make the greatest contribution to Smithfield Foods.



TO OUR SHAREHOLDERS

Smithfield Foods reported income from continuing operations for fiscal 2006 of $180.3 million, or $1.61 per diluted share, versus record net income last year of $296.2 million, or $2.64 per diluted share. After three satisfactory quarters, an oversupply of protein in the U.S. marketplace dramatically slowed earnings in the fourth quarter. This is an occasional event that has always been part of the meat industry. Our vertically integrated model continued to lessen the adverse impact of these weak conditions.

Our strategy of managing our business model as an integrated pork operation, rather than a processor and producer, is serving us well. By considering both sides of the business, we were better able to manage the total business and improve the combined profitability of the complex.

We are well underway on a major expansion initiative to realign and substantially improve the operational efficiencies of our U.S. processed meats business in several product categories, particularly pre-cooked products. On a long-term basis, we are building our base domestic business with higher-value, fully processed and cooked products that utilize our raw materials internally and enhance our margins on processed meats. We increased pre-cooked bacon capacity by 40 percent this year, emerging as a major provider to the foodservice industry, which is undergoing a transition from raw to pre-cooked bacon. Our new ready-to-eat deli ham plant is scheduled to come on line this summer, which will be the largest and most efficient ham cooking facility in the world.



C. Larry Pope Joseph W. Luter, III

Our other major initiative is in Europe, focusing on Romania, Poland and France. A renovated plant in Romania will begin operation in November, but the first task has been to produce hogs for the plant to process. We now have 32,000 sows in the country, with a goal of 200,000 sows producing 3.6 million market hogs annually in five years. We continue to invest in hog production facilities in Poland to provide our Animex meat operation with quality livestock. Animex is the largest meat and poultry company in Poland. We currently have 61,000 sows in Poland, with a goal of a herd of 120,000 sows producing two million market hogs annually in five years.

These are major undertakings and there will be startup costs and growing pains that will have unfavorable near-term impacts. However, we continue to be very optimistic about the long-term opportunities in Central Europe. As our operations in Poland and Romania mature and Romania accedes to the European Union in January, we intend to become a significant player in all European markets.

Lastly, we have signed a purchase agreement to acquire the European meats business of Sara Lee Corporation and hope to close the transaction during the summer. This is a $1.1 billion, high-quality processed meats business with very strong brands. The company has strong positions in France, Portugal and the Benelux region. We are making this acquisition through a 50 percent joint venture with a private equity firm, Oaktree Capital Management, LLC, and the joint venture will finance the new company on a stand-alone, non-recourse basis.

We were pleased to see that, for the fourth consecutive year, Smithfield Foods was named to FORTUNE Magazine's prestigious annual list of "America's Most Admired" companies, moving up seven positions to rank third among all U.S. food companies. We were the "most admired" among beef and pork processors. Of course, this ranking reflects the hard work, dedication, ethics and integrity of our employees.

We are also very proud of the company's expanded efforts in the field of corporate social responsibility. We have widened our focus to be very involved in activities in environmental stewardship, animal welfare, employee safety, food safety and community involvement. Our long-term goal is to adapt many of the best practices we've developed in our U.S. operations to our international subsidiaries' practices.

In summary, Smithfield reported very respectable earnings in the face of markets that were not particularly in our favor. As was the case last year, we achieved these earnings with no contribution from our beef or international businesses. We can do this because our vertical integration model provides a more consistent earnings stream, while our substantial base of processed meats continues to grow and expand margins. We believe that our experienced management team will continue to deliver superior shareholder returns. And, we assure you that we will always focus on the **long term** and not be distracted by the short term.

Thank you for your continued confidence.



Joseph W. Luter, III
Chairman and Chief Executive Officer



C. Larry Pope
President and Chief Operating Officer

June 29, 2006

A FURTHER NOTE TO OUR SHAREHOLDERS

When I become chief executive officer on September 1, my goal will be to ensure that Smithfield's future is as bright as its past. Joe Luter has spent his life building a very strong foundation for the future, always concentrating on the long term and not being distracted by short-term dynamics. I look forward to completing many of the projects currently underway, especially in Europe. I am very excited about having the opportunity to lead Smithfield into this next phase.

Mr. Luter is a hard act to follow. For, I believe that he clearly is the most respected man in the meat industry. On the other hand, I am the beneficiary of having many years of experience in working closely with him, and look forward to continuing in that relationship as he remains chairman. I am especially pleased that Mr. Luter will continue to stay actively involved in acquisitions and many of the other major decisions.

Joe saved Smithfield from bankruptcy in 1975 and has transformed Smithfield into a leader in the industry. As shareholders, we all are indebted to Joe for the returns he has produced over the years. During his tenure, he has delivered shareholder value matched by only a very few chief executives. As employees, we are grateful for Joe's leadership and vision. We are privileged to have been at his side as the company has achieved enormous success.



As of August 31, I am relinquishing the title of chief executive officer of Smithfield Foods after serving for 31 years as chairman and chief executive officer. I will remain as an active chairman of the board. Smithfield's board of directors has elected C. Larry Pope, currently president and chief operating officer, as chief executive officer, effective September 1.

Looking back over the past 31 years, it is gratifying to see how far Smithfield Foods has come. We have grown the company from a humble enterprise into one of the largest and most respected food companies in the world. It is a task to which I have dedicated most of my life, and I am glad that I have done so. I look forward to continuing as chairman and focusing on acquisitions and long-term strategic development. These are areas where I believe I can make the greatest contribution to the company.

I am leaving the company in good hands. Larry Pope could not be more qualified to be chief executive of Smithfield. For the last 25 years he has worked with me to build this company for the long term. There could not be a more seamless transition to solidify Smithfield's future. Larry is a dedicated leader who will make the right decisions for Smithfield's employees and shareholders.







PORK

Smithfield Foods continued to improve its value-added mix, as fresh pork volume declined slightly, while further processed volume increased five percent. The company continued to concentrate on using raw materials internally and upgrading its value-added categories. The company recorded double-digit volume increases in pre-cooked bacon, spiral hams, pre-cooked sausage and pre-cooked ribs. Case-ready fresh pork volume increased 28 percent, retail sales volume increased three percent, branded sales volume increased two percent and private label sales volume increased nine percent.

SMITHFIELD PACKING COMPANY, INC. In an effort to significantly improve operating efficiencies and utilization of assets while meeting customers' continuing needs, Smithfield Packing Company shifted hog processing operations from its Smithfield South facility (formerly Smithfield Packing) to its Smithfield North (formerly Gwaltney) and Tar Heel, North Carolina, facilities, allowing the company to convert the vacant plant space to value-added fresh pork operations and processed meats production. As part of this East Coast restructuring plan, Smithfield Packing also closed its facility located in Salem, Virginia, and plans to cease production at its Madison, Florida, and Bedford, Virginia, facilities. These changes will lower operating costs and allow Smithfield Packing to run more efficiently.

Meanwhile, construction continued on the new state-of-the-art ham manufacturing plant in Kinston, North Carolina, which will open in August. The new Smithfield Packing facility will manufacture deli hams, sliced deli products and retail and foodservice hams. In addition, the company achieved the U.S. Department of Agriculture's (USDA) Process Verified Program certification for all three of its pork processing plants, two in Smithfield, Virginia, and another in Tar Heel, North Carolina, making it the largest pork company in the world to be 100 percent process verified.

Three pre-cooked bacon production lines were installed at the Smithfield North facility, two lines producing sliced pre-cooked bacon with primary distribution to the foodservice channel and the other producing bacon bits and toppings. At capacity, the lines will produce approximately 7.5 million pounds of sliced pre-cooked bacon and 8.5 million pounds of bacon bits

PORK SEGMENT
PROCESSED MEATS VOLUME GROWTH
FY 2006 vs FY 2005


25%
20%
15%
10%
5%
0%
Smoked Meats
Dry Sausage
Pre-Cooked Bacon
Pre-Cooked Sausage
Pre-Cooked Ribs
Spiral Hams
Total Processed Meats



and toppings. The company is in the process of installing CO_2 stunning at its plants in Smithfield, Virginia, and Tar Heel, North Carolina, with expected completion in the fall of 2006. In addition, the company installed automatic loin pulling and cut floor modifications in an effort to increase the quality and decrease the variability of workmanship.

Volume in case-ready fresh pork, branded fresh pork and spiral hams experienced double-digit increases. The company remained focused on growing its Smithfield and Gwaltney branded retail products, with additional focus on further developing its foodservice and deli businesses.

JOHN MORRELL & CO. John Morrell & Co. performed extensive consumer research on its brand and positioning in fiscal 2006. In an effort to position the brand to appeal to a wider demographic, a new brand mark and a number of new products were developed. The new brand mark and new products will be introduced throughout fiscal 2007. John Morrell introduced new innovative packaging for the ham category with the ***ZIP-PAK SLIDER***, which includes value-added ham cuts such as Honey Ham Breakfast Slices, Canadian Style Bacon and Ham Steaks. ***ZIP-PAK SLIDER*** products will be displayed in the new John Morrell Ham Shoppe in the smoked meats section of major retail locations, with the goal of increased year-round sales, increased trips to the smoked meats section by customers and increased profits. The company's Hunter hot dogs, the official hot dog at the popular new Busch Stadium in St. Louis, enjoyed resurgence at both retail and foodservice.

GRILLED PORK CHOP WITH GARLIC MASHED POTATOES AND APPLE CIDER GRAVY

GARLIC MASHED POTATOES
2 lbs. peeled and diced potatoes
1 head garlic cloves, peeled and mashed
6 tablespoons butter
1/2 to 3/4 cup milk

Cover potatoes with water and bring to a boil. Simmer until potatoes are fork-tender. Drain potatoes and set aside. Return empty pan to heat and add butter, leaving until butter melts. In a separate pan, bring cream or milk to boil (do not allow to curdle). Mash the potatoes, beating in the butter and milk, mashed garlic, salt and pepper, until potatoes are smooth and fluffy.

APPLE CIDER GRAVY
1 tablespoon unsalted butter
3 cups apple cider
1 cup red wine
2 shallots, chopped
1-1/2 cups chicken stock
Salt and pepper to taste
1 sprig fresh rosemary
1/2 cup pine nuts

Mix all ingredients in a pot, bring to a boil. Simmer for 20 minutes to reduce to desired consistency.


LBS MM
FY 2004
FY 2005
FY 2006
2,500
2,000
1,500
1,000
500
0
PORK SEGMENT
PROCESSED MEATS VOLUME
Traditional
Convenience

CONVENIENCE PRODUCTS

RETAIL —	MAIN COURSE ITEMS WITH PREPARATION TIME UNDER 15 MINUTES
FOODSERVICE —	MAIN COURSE ITEMS OF MULTIPLE SERVING QUANTITIES MINIMAL BUT FLEXIBLE PREPARATION REQUIREMENTS HIGHLY CONSISTENT FINAL SERVE QUALITY
FOODSERVICE —	PRE-COOKED BACON SLICES PRE-COOKED/PRE-SLICED HAMS PRE-COOKED LOIN CHOPS ETHNIC HARD SAUSAGE PRE-COOKED BREAKFAST SAUSAGE MICROWAVE/STOVE TOP DINNER ENTREES READY-TO-EAT FLAVORINGS

In 2001, Farmland Foods introduced its ***ALL NATURAL*** *program, a line of minimally processed fresh pork products with no added ingredients and reduced antibiotic usage. The infographic below illustrates the process by which Farmland Foods'* ***ALL NATURAL*** *fresh pork is produced. (1) The process starts with a single-source producer utilizing qualified genetics (2) extensive, ongoing research develops nutritious, well-balanced animal diets (3) mandatory reduced antibiotic usage (4)* ***ALL NATURAL*** *hogs and pork are segregated from conception to retail packaging (5)* ***ALL NATURAL*** *fresh pork products are U.S. Source Verified with no added hormones, no artificial ingredients and are minimally processed.*



1
2
3
4
5

The company's Curly's and Cumberland Gap businesses, as well as its investment in Bubba Foods, all performed well for the year. Fresh pork volume increased three percent and processed volume increased six percent. The company reported double-digit volume increases in spiral hams, pre-cooked sausage and pre-cooked ribs, while pre-cooked bacon volume more than doubled. Foodservice sales volume increased nine percent and retail sales volume increased 11 percent.

FARMLAND FOODS Despite unfavorable market conditions, the company reported its third consecutive record year of earnings. Fresh pork and processed meats volume increased seven percent each. Case-ready fresh pork volume increased 25 percent. The company reported double-digit volume increases in pre-cooked bacon, boneless water-cooked hams, spiral hams, smoked picnics, lunchmeats and hot dogs, and pre-cooked sausage volume increased dramatically. Foodservice sales volume increased one percent, retail sales volume increased 10 percent and export sales volume increased six percent.

Fitting perfectly into Smithfield's strategy of growing higher-value processed meats products and utilizing raw materials internally, the company completed the acquisition of Cook's Hams, which will be operated by Farmland Foods. Cook's is a major producer of both traditional and spiral sliced smoked bone-in hams, as well as corned beef and other smoked meat items sold to supermarket chains and independent grocers throughout the United States and Canada. Cook's annual sales are about $330 million.

Smithfield is expanding its value-added processed meats business. From Smithfield's ① deli thin line of lunchmeat to ② its Flavoré® brand entrees to ③ its pre-cooked barbeque ribs to ④ its bacon, we're converting more and more of our fresh meats into higher-margin, value-added meats. For example, the company has added bacon lines that will add approximately 100 million additional pounds or about 20% additional capacity. In addition, a

② FLAVORÉ

new ham plant in Kinston, North Carolina, will begin production at 75 million pounds in 2006, the first year of operation, and reach 100 million pounds per year by 2011.





BACON-WRAPPED SHRIMP WITH HOT PEPPER SAUCE

1/2 cup plain mayonnaise
2 tablespoons catsup
1 tablespoon coarse-grained mustard
1 tablespoon prepared horseradish
1 tablespoon small capers, rinsed
1 tablespoon minced shallot or scallion
1 tablespoon chopped fresh parsley
2 teaspoons red hot pepper sauce, or to taste

Combine all of the ingredients in a bowl, cover and refrigerate for one hour.

Wrap a bacon strip around each shrimp and secure with a wooden skewer. (Soak the skewers for 1/2 hour in water to prevent them from burning on the grill.) Preheat grill on high and lightly oil the rack. Grill, covered, turning once until the bacon is crisp and the shrimp is firm. Serve with sauce on the side.

Farmland Foods launched a $19 million project for the acquisition and expansion of the warehouse next to its Crete, Nebraska, pork processing facility that will serve as the western distribution for the entire Farmland system. Farmland introduced two new items for the retail meat case – Steamship Leg of Pork and Steamship Picnic Roast. In addition, Farmland Fully Cooked Pork Sausage Links were voted best overall sausage by *Cook's Illustrated*. Farmland expanded its ***ALL NATURAL*** program, a line of minimally processed fresh pork products with no added ingredients and reduced antibiotic usage, to include burgers and Philly style pork. The high-margin ***ALL NATURAL*** program experienced volume growth of 54 percent.

PATRICK CUDAHY Patrick Cudahy announced a $13.5 million expansion of its Golden Crisp Premium Foods facility in Sioux Center, Iowa, to accommodate three additional microwave bacon lines and a new waste water treatment plant. The expansion will double the Sioux Center facility's processing capabilities to keep up with growing customer demand for pre-cooked bacon, one of the fastest-growing products in the industry. Capitalizing on the growing demand for ethnic foods, the company's 814 Americas and La Abuelita lines expanded distribution and introduced several new products, growing these product lines by over 20 percent. Processed volume increased nine percent. The company reported double-digit volume increases in raw bacon, pre-cooked bacon and dry sausage. Foodservice sales volume increased 10 percent and retail sales volume increased four percent.

NORTH SIDE FOODS North Side Foods experienced it's most profitable year on record while successfully completing the installation of a high-speed, flexible cooking line in their Pittsburgh facility. Additionally, the company broke ground for a similar production process in their Atlanta facility. Both plant expansions will enable continued sales growth in the fully-cooked, ground meat category. Sales exceeded 100 million pounds for the first time in



company history, extending their McDonald's product base to include pre-cooked bacon. Processed volume increased three percent. Total foodservice sales volume increased three percent, retail sales volume increased seven percent and export sales volume increased considerably.

STEFANO FOODS With a 14 percent increase in processed volume, Stefano Foods reported very positive results for the year. The company introduced several new flavors of panini stuffed grilled sandwiches in a club pack, including portobello mushroom and gourmet Italian, as well as flavored crust calzones, including chicken fajita with jalapeno crust and Philly steak with salsa crust. Foodservice sales volume increased eight percent, retail sales volume increased 18 percent and export sales volume increased 12 percent.

RMH FOODS Penetration of pre-cooked entrees into the club segment, combined with continued growth of the company's Flavoré brand of refrigerated entrees led to an exceptional increase in volume. Foodservice sales volume dramatically increased with the launch *of a new certified Angus beef line of pre-cooked products for foodservice.*

SMITHFIELD INNOVATION GROUP The Smithfield Innovation Group was established to assist the Smithfield Foods companies with product development while offering sales and marketing support. In fiscal 2006, the Smithfield Innovation Group approached retail, foodservice and deli customers with innovative new food products and offered culinary assistance to improve overall business operations, including such restaurant chains as P.F. Chang's, Texas Roadhouse and Panera.

PORK SEGMENT
PROCESSED MEATS VOLUME GROWTH

Traditional Convenience


FY 2005 vs FY 2004
FY 2006 vs FY 2004
LBS MM
400
300
200
100
0



SALSA CORN DIP WITH GRILLED HOT DOGS

1 (1.25-oz.) pkg. taco seasoning mix
1 cup chunky style salsa
1 (8-oz.) pkg. cream cheese, cut into cubes
1-1/2 cups fresh corn
1 each red and green pepper diced
1 cup grated cheddar cheese

In medium saucepan, combine all ingredients, except cheese; mix well. Cook over medium heat for 6-8 minutes or until thoroughly heated, stirring occasionally. Serve warm over grilled hot dogs and chips. Top off with cheese.

BEEF

The company's beef operations and the beef industry in general continued to labor under difficult industry conditions. Smithfield Beef Group reported a modest loss in spite of export markets that were closed, tight cattle supplies and high cattle costs. Beef volume rose six percent. Foodservice sales volume increased 25 percent and retail sales volume increased one percent. Beginning in fiscal 2006, Smithfield Beef Group aggressively marketed a full line of USDA prime and choice natural beef, which is produced from purebred cattle that are fed high-energy grain rations for a minimum of 400 days. Smithfield Beef Group continued its calf-fed Holstein program, resulting in a very high level of traceability, an especially important factor for product destined for export markets.

CATTLE PRODUCTION — FIVE RIVERS RANCH CATTLE FEEDING Smithfield Foods and ContiGroup completed the formation of Five Rivers, a 50/50 joint venture between their respective cattle feeding businesses, MF and ContiBeef. Five Rivers is headquartered in Loveland, Colorado, with a total of 10 feedlots located in Colorado, Idaho, Kansas, Oklahoma and Texas, having a combined one-time feeding capacity of 811,000 head, making it the largest commercial cattle feeding operation in the United States. The company's cattle feeding interests reported a modest profit for the year.


Yankee Pot Roast
FLAVORÉ
Mexicana Pork
4.99



③

Smithfield Beef Group is penetrating both the retail and foodservice arenas. ① A customer purchases Smithfield beef at Ralphs Grocery Store, a major supermarket chain in the Southern California area; ② a Green Bay Packers' fan grills Smithfield beef at a tailgating party; ③ a business lunch is conducted at The Palm restaurant in New York City, where Smithfield Beef Group is the restaurant's exclusive supplier; and ④ teenagers enjoy Smithfield hamburgers in a food court in southern Florida.

SMITHFIELD GLOBAL PRODUCTS Smithfield Global Products was formed in fiscal 2006 to supply Smithfield foreign-made products to the U.S. market. The new company provides leadership and direction for various brands and products including Krakus, Río Sonora and Campofrío for all channels of distribution. Krakus deli ham was named "America's #1 Imported Deli Ham," with sales and volume increases of eight percent. Smithfield Global Products was named the exclusive importer of Campofrío branded Serrano hams and sausages, and the company continues to develop Norson's Río Sonora products in the U.S.

FRANCE — GROUP JEAN CABY Group Jean Caby, the leading producer of processed meats in France, appointed Luc Van Gorp to the position of président, directeur général. In addition, Smithfield Foods, Inc. announced that it has signed a purchase agreement to acquire the European meats business of Sara Lee Corporation.

The Jean Caby brand grew by two percent, in a very competitive market environment and with strong pricing pressure on private label products. Jean Caby extended its brand franchise into the premium, superior cooked ham segment and introduced a range of meal components targeted towards kids. The company signed an exclusive agreement with Weight Watchers International for the launch of a range of self-service processed meats products in France, due in-market in September 2006.

Group Jean Caby finalized its plant specialization project, leading to more dedicated factories and generating significant cost savings. Group Jean Caby was the first company in France to receive British Retail Consortium (BRC) accreditation, a technical standard for companies supplying retail branded food products, and accreditation for the International Food Standard (IFS), which provides an independent and common food safety standard for food manufacturers. In an effort to be more efficient, the company fully centralized their supply chain and purchasing responsibilities and integrated their IT-systems for commercial and warehouse management.

PORK SEGMENT
ANNUAL VOLUME GROWTH RATE
(% CHANGE)

Traditional Convenience

FY 2005 vs FY 2004 | FY 2006 vs FY 2005 | AVERAGE FY 2006 vs FY 2004


20%
16%
12%
8%
4%
0%

BAKED HAM WITH BROWN SUGAR-SWEETENED BEER GLAZE

1 fully-cooked ham, about 3 to 4 pounds
1 cup beer

BEER GLAZE
1 cup brown sugar
1 tablespoon flour
1 teaspoon dry mustard
2 tablespoons red wine vinegar
beer to make a smooth paste

Place ham in uncovered roasting pan. Pour 1 cup of beer over the ham; bake at 350° for 1 hour; baste with drippings every 15 minutes. Meanwhile, combine ingredients for beer glaze. Remove ham from oven and score fat diagonally in a criss-cross fashion.

Stud with whole cloves and spread with beer glaze. Roast for 30 to 45 minutes longer, or until well glazed and cooked through. The internal temperature of a fully-cooked ham should be 135°.

POLAND — ANIMEX High livestock prices in Poland adversely impacted fresh meat results and the ability to ship product to export markets. Animex's performance was also negatively impacted by costs incurred and margins lost during the temporary closing of the company's Constar processing plant. Additionally, the company's white meat operations suffered from weak demand on concerns about avian influenza. Effective June 19, 2006, Darek Nowakowski assumed the position of president of Animex. Morten Jensen was named chief executive officer of Central and Eastern Europe.

Animex's Agryf plant in Szczecin became the first plant in Central Europe to install an Armor Inox Thermix System, which provides a fully automatic cooking/chilling process from ham shaping to demolding and storage of finished hams. It will greatly enhance Agryf's efficiency in producing hams for the Krakus and Jean Caby labels, as well as diced, sliced and shaved ham for the Danish market. The system can produce up to 70 tons per day with a minimal number of employees. In addition, Animex's unique relationship with the company's Polish hog operations, Prima Farms, provides it with increased sales opportunities. Following an intensive audit of Prima Farms' operations that included animal health status, farm infrastructure and raising processes, Tesco approved Animex as a key supplier of pork products for Tesco's stores in Poland and the United Kingdom. Tesco is a leading international retailer, with a focus on the UK market.

Animex continues to expand its exports to the demanding Danish market. Animex sells directly to the Dansk Supermarked Group's Føtex supermarkets, Bilka hypermarkets, and Netto convenient/discount stores and other Danish chains. Products include sausages,



Smithfield is expanding internationally with a major global presence in both Eastern and Western Europe. (1) Spain's No. 1 selling Campofrío Serrano Hams are cured for 14 months; (2) Jean Caby dry salamis are tested for doneness; (3) an Animex employee operates state-of-the-art computer equipment in Agryf, Poland; (4) employees at a Jean Caby plant in Lille, France, construct Gourmet Plates, a combination of high-quality dry cooked pork meats; and (5) hogs are tended to on a farm in Poland, where Smithfield is committed to being the industry leader in animal welfare practices.

4









Smithfield's global presence allows it to opportunistically export product to the country where it generates its highest margin. For example, variety meats are exported from the United States to such markets as Russia and Southeast Asia where they offer the highest level of profitability for the company.

LOCATIONS OF SMITHFIELD FACILITIES

UNITED STATES

Arizona
California
Colorado
Florida
Georgia
Illinois
Iowa
Kansas
Kentucky
Maryland
Massachusetts
Michigan
Missouri
Nebraska
North Carolina
Ohio
Oklahoma
Pennsylvania
South Carolina
South Dakota
Texas
Utah
Virginia
Wisconsin

INTERNATIONAL

Brazil
China
France
Mexico
Poland
Romania
Spain
United Kingdom

smoked tenderloins, sliced ham and toppings such as diced ham, as well as chicken filet and half grilled chickens. Furthermore, Animex has been approved for export of poultry to Japan for over two years. Animex's consistent high quality is key in its sales of chicken wings and leg meat to the Japanese market. In addition, Animex's four red meat (pork and beef) plants were approved for pork export to Japan. The first shipments of pork are currently in progress. Animex continued to increase its hog slaughter in fiscal 2006, growing 31 percent over fiscal 2005 to a total of 1.6 million hogs.

U.K. — SMITHFIELD FOODS LIMITED Smithfield Foods Limited established branded and private label revenues in excess of $70 million, offering exceptional opportunities in pork, chicken, turkey, deli ham and sliced meats. The company launched Smithfield Authentic Deli Range, giving retail customers the unique opportunity to buy Europe's finest meats from just one supplier. Overall, the company increased retail offerings by 24 percent. In addition, Smithfield pork and beef experienced very successful launches in foodservice.

ROMANIA Smithfield Foods continued to make significant investments in Romania, specifically in hog production, but also in pork processing, which the company hopes to ramp up mid-year fiscal 2007. This year, the company more than tripled both the number of head slaughtered at its plants and the volume of meat imported from North America. Smithfield Foods continues to be excited about opportunities in Romania and expects to continue to make investments there over the next several years.

MEXICO — NORSON Norson, Smithfield Foods' vertically integrated pork joint venture in Mexico, continued to improve profitability after its first profitable year in fiscal 2005. A major factor leading to the continued improvement was an increase of over 40 percent in export volume to Japan, a market that accounted for approximately 30 percent of total sales. Other key drivers for the improvement were important cost reduction measures, yield and productivity improvements and channel optimization. In addition, Norson implemented a new ERP system as part of its strategy to integrate its stand-alone systems to strengthen internal controls and to provide critical business information to operating management. Strategic planning activities, personnel development and training activities were also strengthened and new product development in both the domestic and export markets resulted in an expansion of the company's product portfolio.

CHINA Maverick extended its product categories from traditional sausage, ham and western style processed meats to Chinese style processed meats and convenience frozen food items such as pizzas, pies, hamburgers and cakes. These new products were quickly accepted by consumers in various regions, resulting in volume growth for the company.



LONDON BROIL WITH HERB-MARINATED GRILLED VEGETABLES

1 London Broil (2 lbs.)
1/3 cup oil
1/3 cup sherry
1/3 cup soy sauce
Salt and pepper to taste

Mix ingredients. Pour over London Broil. Marinate 24 to 48 hours. Grill over medium to high heat, turning once, until both sides are nicely seared. Let stand for 5 minutes before carving.

MARINADE
3/4 cup olive oil
1/4 cup red wine vinegar
1/2 teaspoon dried rosemary
1/2 teaspoon dried thyme
1/2 teaspoon dried basil
1/2 teaspoon dried oregano
1 tablespoon garlic, minced
Salt and pepper to taste
2 pounds assorted vegetables

Arrange the vegetables in shallow dish, pour the marinade over them, cover and refrigerate for 2 hours.

Grill the vegetables 6 inches away from the heat source until they are tender, brushing them with the marinade as they cook. Cooking times will vary according to the vegetables.

HOG PRODUCTION

Hog production earnings declined 31 percent from last year, as live hog market prices fell 14 percent and averaged $46 per hundredweight, nearly $8 per hundredweight below a year ago. Raising costs were $39 per hundredweight, compared with $42 last year. International hog production operations continued to perform well.

UNITED STATES Murphy-Brown achieved the U.S. Department of Agriculture's (USDA) Process Verified Program certification, which assures retailers and consumers that traceability, animal handling and environmental standards have been met and benchmarked for continual improvement. In addition, Murphy-Brown successfully met all requirements and successfully passed an audit in order to produce hogs destined for processing and export to the European Union. At year end, Murphy-Brown had a total of approximately 800,000 sows in the U.S.

POLAND — PRIMA FARMS Prima continued to grow its sow herd, adding 16,000 new sows to its operations for a total of 61,000 sows in Poland. The company plans to grow live production in Poland to 120,000 sows.







Smithfield's partnership with Sumitomo Corporation has established Japan as one of Smithfield's largest export markets. Smithfield's vertical integration strategy has enabled the company to deliver a genetic-specific, fully traceable, branded, chilled pork product to strategic



retail and foodservice chains in Japan. ① A container filled with Smithfield pork heads for Japan; ② a ship embarks from a port in the United States bound for Japan; ③ Smithfield pork arrives at a warehouse in Japan; ④ a truck transports Smithfield pork from the warehouse to retail and foodservice locations; ⑤ customers purchasing Smithfield pork at a Summit store, a long-term partner of Smithfield and Sumitomo; and ⑥ a family enjoys tonkatsu, a breaded Smithfield pork chop, at a restaurant.


MITSUKOSHI
CHANEL


INAX


Smithfield
⑤


⑥

MEXICO — NORSON AGROFARMS & GRANJAS CARROLL DE MEXICO To fill the growing need for hogs as pork consumption continues to increase in Mexico, Granjas Carroll de Mexico added 13,500 sows to their operations, bringing the total number of sows in Mexico to 60,500 at Granjas Carroll de Mexico and 32,500 at Norson.

ROMANIA The company continued to grow the sow herd in Romania, adding 22,000 sows to its operations for a total of 32,000 sows. The company expects to continue to invest in Romania and to grow its live production operations there. As a result of increased demand for feed as the company grows its live production, construction began on a new feed mill in Timisoara, which the company anticipates will be operational in December 2006.

OTHER

In the Other segment, Smithfield's turkey operations posted record earnings, benefiting from highly favorable pricing and lower feed costs. Carolina Turkey introduced a line of premium Just Perfect products, a full line of fresh, innovative tray pack products that include everything from traditional ground turkey and sweet and hot sausage to seasoned ground turkey. The company also introduced Just Perfect All Natural. Carolina Turkey began converting more and more fresh turkey into higher-margin, value-added turkey products including deli meats and easy-to-prepare specialty products.

THE ULTIMATE STEAKHOUSE BURGER

8 strips bacon
1 to 2 slices white bread, crusts removed. Remaining bread cut into 1/2-inch pieces (1 cup).
1/4 cup milk
1-1/2 pounds 85-90% lean ground beef
2 large garlic cloves, finely minced
Salt and pepper to taste

Fry bacon over medium heat until crisp. Dry with paper towels. Spoon 3 tablespoons bacon fat into heat-proof bowl, refrigerate and reserve.

Place bread in bowl and add milk, let saturate (about 5 minutes). Mash into smooth paste. Add beef, salt and pepper, garlic and reserved bacon fat. Lightly knead until mixture forms a cohesive mass and all ingredients are well incorporated. Divide into 4 equal portions to form 3/4-inch-thick patties.

Grill burgers over very hot fire, without pressing down on them, until well seared on both sides. Garnish to your liking.







① Since its inception, the Smithfield-Luter Foundation has supported access to education for our employees' children and grandchildren at select universities and colleges. These college seniors are among nine Iowa State students who have received Smithfield-Luter Foundation scholarships. ② In fiscal 2006, many Smithfield subsidiaries combined to donate millions of pounds of product to America's Second Harvest, the largest hunger-relief charity in the United States.

At Smithfield, and throughout our subsidiaries, we take corporate social responsibility seriously. We are committed to protecting the environment through pollution prevention and continued improvement of our environmental practices. This year, the company expanded its focus to the broader commitment of corporate social responsibility, including not only the environment, animal welfare, employee safety and community involvement, but also employee policies and programs, food safety and international social responsibility.

Our strategy is guided by the principles of accountability, transparency, and sustainability and by our primary objectives, which include achieving 100 percent regulatory



compliance, 100 percent of the time, moving well beyond compliance in stewardship responsibilities, reducing the frequency and severity of injuries to employees, enhancing communications and transparency with external stakeholders and continuing to expand community involvement.

As we aggressively grow our businesses in the United States, Europe and elsewhere, we believe that the continuous improvement and communication of our social responsibility-related programs will help us build good relationships with communities, governments, and other important stakeholders and create considerable value for our company.

FINANCIAL SUMMARY

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

FISCAL YEARS (DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)	**2006**	2005	2004
Operations			
Sales	**$11,403.6**	$11,248.4	$9,178.2
Gross profit	**1,086.8**	1,210.3	933.7
Selling, general, and administrative expenses	**675.2**	644.6	560.2
Interest expense	**149.5**	132.0	118.7
Income from continuing operations[1]	**180.3**	298.9	167.3
Net income[1]	**172.7**	296.2	227.1
Per Diluted Share			
Income from continuing operations[1]	**$ 1.61**	$ 2.66	$ 1.50
Net income[1]	**1.54**	2.64	2.03
Book value	**18.11**	16.93	14.31
Weighted average shares outstanding	**112.0**	112.3	111.7
Financial Position			
Working capital	**$ 1,177.8**	$ 1,445.6	$1,056.6
Total assets	**6,176.5**	5,773.6	4,828.6
Total debt[2]	**2,572.7**	2,289.1	1,801.5
Shareholders' equity	**2,028.2**	1,901.4	1,598.9
Financial Ratios			
Current ratio	**1.95**	2.31	2.07
Total debt to total capitalization[3]	**55.9%**	54.7%	53.0%
Other Information			
Capital expenditures, net of proceeds	**$ 391.3**	$ 199.3	$ 133.5
Depreciation expense	**200.8**	187.2	165.2
Common shareholders of record	**1,196**	1,269	1,332
Number of employees	**52,500**	51,290	46,400

(1) Fiscal 2001 income from continuing operations and net income include a gain of $45.2 million, or $.41 per diluted share, from the sale of IBP, inc. common stock, net of related expenses.

(2) Total debt is equal to notes payable and long-term debt and capital lease obligations including current portion.

(3) *Computed using total debt divided by total debt and shareholders' equity.*

2003	2002	2001	2000	1999	1998	1997
$7,075.3	$6,554.4	$5,123.7	$4,511.0	$3,550.0	$3,867.4	$3,870.6
603.9	873.4	762.3	529.3	448.6	347.9	290.3
487.9	491.5	416.2	353.7	280.4	222.4	193.6
85.5	87.1	81.5	67.5	38.4	31.9	26.2
14.8	193.0	214.3	68.0	89.6	53.4	44.9
26.3	196.9	223.5	75.1	94.9	53.4	44.9
$ .14	$ 1.75	$ 1.95	$ .69	$ 1.09	$ .67	$ .58
.24	1.78	2.03	.76	1.16	.67	.58
11.83	12.41	10.05	8.21	6.47	4.83	4.13
109.8	110.4	110.1	98.8	81.9	79.5	77.1
$ 935.6	$ 917.1	$ 635.4	$ 609.9	$ 215.9	$ 259.2	$ 164.3
4,244.4	3,907.1	3,250.9	3,129.6	1,771.6	1,083.6	995.3
1,642.3	1,391.7	1,188.7	1,219.8	610.3	415.8	373.8
1,299.2	1,362.8	1,053.1	902.9	542.2	361.0	307.5
1.90	2.06	2.01	1.98	1.46	2.03	1.51
55.8%	50.5%	53.0%	57.5%	53.0%	53.5%	54.9%
$ 166.0	$ 136.5	$ 108.0	$ 87.1	$ 91.2	$ 91.7	$ 65.0
148.3	124.9	114.5	101.0	59.3	42.3	35.8
1,195	1,390	1,345	1,514	1,230	1,143	1,189
44,100	41,000	34,000	36,500	33,000	19,700	17,500

GENERAL

This discussion of management's views on the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

The Company conducts its business through six reporting segments, Pork, Beef, HP, International, Other and Corporate, each of which is comprised of a number of subsidiaries.

The Pork segment consists mainly of eight wholly- or majority-owned U.S. fresh pork and processed meats subsidiaries. The Beef segment is composed mainly of two U.S. beef processing subsidiaries and the Company's cattle feeding operations and interests in cattle feeding operations. The International segment is comprised of international meat processing operations, mainly in France, Poland and Romania and the Company's interests in international meat processing operations, mainly in Mexico and Spain. The HP segment consists mainly of hog production operations located in the U.S., Poland and Romania and the Company's interests in hog production operations, mainly in Mexico and Brazil. The Other segment is mainly comprised of the Company's turkey production operations, its interests in turkey processing operations, and the Company's alternative fuels subsidiary. Each of the segments have certain joint ventures and other investments in addition to their main operations.

RESULTS OF CONTINUING OPERATIONS

OVERVIEW

GENERAL FACTORS AFFECTING THE RESULTS OF CONTINUING OPERATIONS

The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest April 30th. Fiscal 2006 and fiscal 2005 were 52 weeks. Fiscal 2004 was 53 weeks.

Live hog market prices averaged $46 per hundred weight for fiscal 2006 as compared to $54 per hundred weight for fiscal 2005. Partially offsetting this decrease was lower grain costs which resulted in raising costs of $39 per hundred weight for fiscal 2006 as compared to $42 per hundred weight for fiscal 2005.

Export markets for U.S. beef products remain closed following the discovery of a case of BSE in the State of Washington in December 2003 (fiscal 2004), as well as several other isolated cases, negatively affecting beef margins that were also impacted by higher cattle prices. As compared to fiscal 2004, beef volumes were down four percent and ten percent for fiscal years 2006 and 2005, respectively.

ACQUISITIONS AND INVESTMENTS

The following acquisitions may affect the comparability of the results of operations for fiscal years 2006, 2005 and 2004:

In April 2006 (fiscal 2006), the Company completed the acquisition of substantially all of the assets of Cook's for approximately $260.0 million plus an additional $41.0 million for working capital buildup. Cook's, based in Lincoln, Nebraska, is a producer of traditional and spiral sliced smoked bone-in hams, corned beef and other smoked meat items sold to supermarket chains and grocers throughout the U.S. and Canada. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $130.4 million.

In November 2004 (fiscal 2005), the Company acquired Morliny S.A. (Morliny) and Comtim Group SRL (Comtim) in the International segment for approximately $71.3 million plus the assumption of certain liabilities. Morliny is a meat processor in Poland and Comtim is an integrated meat processing company in Romania. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $21.5 million.

In October 2004 (fiscal 2005), the Company acquired MFI for approximately $56.7 million.

In May 2005 (fiscal 2006), the Company and ContiGroup Companies, Inc. (ContiGroup) completed the formation of Five Rivers, a 50/50 joint venture between their respective cattle feeding businesses, MFI and ContiBeef. The Company has contributed $104.3 million in cash and $43.6 million of net assets to the joint venture. Five Rivers is a stand-alone operating company, independent from both the Company and ContiGroup, currently headquartered in Loveland, Colorado, with a total of ten feedlots located in Colorado, Idaho, Kansas, Oklahoma and Texas, having a combined one-time feeding capacity of 811,000 head making it the largest commercial cattle feeding operation in the U.S. Five Rivers sells cattle to multiple U.S. beef packing firms throughout the U.S. using a variety of marketing methods that were already in place at MFI and ContiBeef.

In July 2004 (fiscal 2005), the Company acquired Jean Caby and related companies for approximately $33.4 million plus the assumption of certain liabilities. Jean Caby, established in France in 1919, produces and markets cured and cooked processed meats including deli cooked hams, dry sausages, cocktail sausages, and hot dogs. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $10.6 million.

In October 2003 (fiscal 2004), the Company completed the acquisition of substantially all of the assets of Farmland Foods, the pork production and processing business of Farmland Industries, Inc., for approximately $377.4 million in cash, plus the assumption of certain Farmland Foods liabilities. The assumed liabilities include $67.4 million of pension obligations, net of associated assets. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed was recorded as goodwill totaling $35.2 million.

In September 2003 (fiscal 2004), the Company acquired 90% of the outstanding shares of Cumberland Gap Provision Company (Cumberland Gap) for approximately $54.8 million plus assumed debt. Cumberland Gap is a processor of premium branded smoked hams, sausages and other specialty pork products. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $30.9 million.

DISCONTINUED OPERATIONS

In June 2006 (fiscal 2007), the Company reported that it had a signed a letter of intent, subject to a definitive agreement, to sell substantially all of the assets and business of Quik-to-Fix. As a result, Quik-to-Fix is being reported as a discontinued operation. The sale is expected to close during the first quarter of fiscal 2007.

In April 2004 (fiscal 2004), the Company completed the sale of all of the outstanding stock of Schneider Corporation (Schneider) to Maple Leaf Foods Inc.

FACILITY CLOSURES

As part of its east coast restructuring plan, during fiscal 2006, the Company ceased fresh pork processing in one of The Smithfield Packing Company, Incorporated's (Smithfield Packing) Smithfield, Virginia facilities. Smithfield Packing also closed its plant located in Salem, Virginia, and announced the planned closure of its Bedford, Virginia and Madison, Florida plants. During fiscal 2006, the Company recorded, in cost of sales, accelerated depreciation totaling $7.9 million and an impairment charge totaling $18.4 million related to Smithfield Packing's east coast restructuring plan.

Despite the Company's efforts to build a viable business in the Beef segment at the Showcase Foods, Inc. (Showcase Foods) facility, Showcase Foods continued to incur operating losses, and the Company ceased operations there in the second quarter of fiscal 2005. During fiscal 2005, Showcase Foods had incurred operating losses of $5.2 million and the Company had recorded a pre-tax charge of $4.0 million related to ceasing the use of certain leased equipment. The Company has not and does not currently expect to incur further charges related to the closing of the Showcase Foods facility.

POLISH FACILITY TEMPORARY SHUTDOWN

During the first quarter of fiscal 2006, the Company's Polish operations temporarily shut down a red meat plant in connection with media reports on food safety and related issues. The Company voluntarily shut down the plant for ten days and recalled some previously shipped product. The shutdown and returns resulted in approximately $5.0 million of operating losses during the first quarter of fiscal 2006. In addition, since the voluntary shutdown, the Company has experienced a sharp reduction in processed meats volumes from its Polish operations and has incurred increased marketing and promotion expenditures in the areas affected by the product recall in order to attempt to improve processed meats volumes.

RESULTS OF CONTINUING OPERATIONS FOR THE FISCAL YEAR ENDED APRIL 30, 2006 COMPARED TO THE FISCAL YEAR ENDED MAY 1, 2005

Total sales increased $155.2 million, or 1%, to $11,403.6 million for fiscal 2006 from $11,248.4 million for fiscal 2005. The following table presents sales by reportable segment for the fiscal years indicated (in millions):

	2006	2005	$ Change
Sales:			
Pork	**$ 7,300.6**	$ 7,530.7	$(230.1)
Beef	**2,599.0**	2,280.6	318.4
International	**1,127.4**	1,022.3	105.1
HP	**1,801.3**	2,112.4	(311.1)
Other	**149.2**	141.7	7.5
Segment sales	**12,977.5**	13,087.7	(110.2)
Inter-segment sales	**(1,573.9)**	(1,839.3)	265.4
Total sales	**$11,403.6**	$11,248.4	$ 155.2

The Pork segment's sales decreased $230.1 million, or 3%, to $7,300.6 million for fiscal 2006 from $7,530.7 million for fiscal 2005. Fresh pork and processed meats volumes in the Pork segment, including acquisitions, increased 2%. Excluding acquisitions, total fresh pork and processed meats volume increased 1% with fresh pork volume slightly lower and processed meats increasing 3%, including double digit growth in pre-cooked bacon, pre-cooked entrees and dry sausage. Average unit selling prices in the Pork segment decreased 5%, reflecting, in part, the effect of decreased raw material costs.

The Beef segment's sales increased $318.4 million, or 14%, to $2,599.0 million for fiscal 2006 from $2,280.6 million for fiscal 2005. The increase was mainly due to the reduction of company-owned cattle which increased cattle feeding sales $267.6 million and a 6% increase in volumes.

The International segment's sales increased $105.1 million, or 10%, to $1,127.4 million for fiscal 2006 from $1,022.3 million for fiscal 2005. The increase in sales in the

Company's International segment was mainly due to acquisitions as well as stronger underlying foreign currencies. Total fresh and processed meats volumes in the International segment, including acquisitions, increased 21% with fresh meat volumes increasing 62% and processed meats volumes decreasing 3%. Excluding acquisitions, total fresh and processed meats volumes increased 5% with fresh meat volumes increasing 40% and processed meats volumes decreasing 15%. The Company's Polish operations suffered from weak demand for its white meat products in the European markets as a result of consumer concerns regarding avian influenza in general. Also adversely affecting the Polish operations were the temporary shutdown and product recall at the Company's Constar plant. In France, higher raw material costs pressured margins. Average unit selling prices decreased 8% primarily due to the change in product mix.

The HP segment's sales decreased $311.1 million, or 15%, to $1,801.3 million for fiscal 2006 from $2,112.4 million for fiscal 2005. The decrease was mainly due to a 14% decrease in live hog market prices coupled with a 1% percent decrease in head sold.

The Other segment's sales increased $7.5 million, or 5%, to $149.2 million for fiscal 2006 from $141.7 million for fiscal 2005. Sales in the Company's Other segment grew due to strong results in its turkey operations.

Gross profit decreased $123.5 million, or 10%, to $1,086.8 million in fiscal 2006 from $1,210.3 million in fiscal 2005. The decrease was mainly the result of substantially lower margins in the HP segment on a 14% decrease in live hog market prices and a $26.3 million charge related to Smithfield Packing's east coast restructuring plan. These decreases were partially offset by lower raw material costs in the Pork segment.

Selling, general and administrative expenses increased $30.6 million, or 5%, to $675.2 million in fiscal 2006 from $644.6 million in fiscal 2005. The increase was mainly due to the full year impact of prior year acquisitions, incremental systems conversion costs in the Pork segment, higher international expenses on stronger underlying currencies and increased advertising partially offset by lower variable compensation costs.

Total operating profit decreased $162.4 million, or 28%, to $420.8 million for fiscal 2006 from $583.2 million for fiscal 2005. The following table represents operating profit by reportable segment for the fiscal years indicated (in millions):

	2006	2005	$ Change
Operating Profit:			
Pork	**$153.0**	$166.8	$ (13.8)
Beef	**(2.8)**	(8.9)	6.1
International	**(15.6)**	11.7	(27.3)
HP	**330.0**	480.9	(150.9)
Other	**36.0**	28.1	7.9
Corporate	**(79.8)**	(95.4)	15.6
Total operating profit	**$420.8**	$583.2	$(162.4)

The Pork segment's operating profit decreased $13.8 million, or 8%, to $153.0 million for fiscal 2006 from $166.8 million for fiscal 2005. The decrease was primarily due to the Company recording a $26.3 million charge related to Smithfield Packing's east coast restructuring plan. Partially offsetting this charge were lower raw material costs and improved product mix.

The Beef segment's operating loss decreased $6.1 million, or 69%, to a $2.8 million loss for fiscal 2006 from an $8.9 million loss for fiscal 2005. The improvement is mainly due to $9.2 million of losses incurred by Showcase Foods in fiscal 2005 and a 6% increase in fiscal

2006 volumes partially offset by a $13.8 million charge during fiscal 2006 to write-down cattle inventory at Five Rivers to live cattle market prices.

The International segment's operating profit decreased $27.3 million to a $15.6 million loss for fiscal 2006 from an $11.7 million profit for fiscal 2005. The decrease was mainly due to the effect of the temporary shutdown and product recall at the Company's Constar plant in Poland which contributed to a 15% decrease in processed meats volumes. Also contributing to the decrease were competitive pricing pressures in France and higher raw material costs in Poland. Additionally, in Poland, the Company's operations suffered from weak demand in white meat on consumer concerns about avian influenza in general.

The HP segment's operating profits decreased $150.9 million, or 31%, to $330.0 million for fiscal 2006 from $480.9 million for fiscal 2005. The decrease was mainly due to a 14% decrease in market prices and a 1% decrease in head sold, partially offset by raising costs of $39 per hundredweight versus $42 in fiscal 2005 primarily due to lower grain costs during fiscal 2006.

The Other segment's operating profit increased $7.9 million, or 28%, to $36.0 million for fiscal 2006 from $28.1 million for fiscal 2005. The increase is primarily due to continued strong results from the Company's turkey operations which benefited from highly favorable pricing and lower feed costs partially offset by startup losses in the Company's biodiesel renewable energy project.

Corporate expenses decreased $15.6 million, or 16%, to $79.8 million for fiscal 2006 from $95.4 million for fiscal 2005. The decrease was mainly due to lower variable compensation costs, primarily related to the decrease in overall Company profits and gains on the sale of certain property investments.

Interest expense increased $17.5 million, or 13%, to $149.5 million in fiscal 2006 from $132.0 million in fiscal 2005. The increase was mainly due to increased debt, incremental interest on long-term debt issued in fiscal 2005 and higher rates on variable rate debt. The increase in debt was mainly used to fund acquisitions and other investments.

The effective income tax rate was 34% for both fiscal 2006 and fiscal 2005.

RESULTS OF CONTINUING OPERATIONS FOR THE FISCAL YEAR ENDED MAY 1, 2005 COMPARED TO THE FISCAL YEAR ENDED MAY 2, 2004

Total sales increased $2,070.2 million, or 23%, to $11,248.4 million for fiscal 2005 from $9,178.2 million for fiscal 2004. The following table presents sales by reportable segment for the fiscal years indicated (in millions):

	2005	2004	$ Change
Sales:			
Pork	$ 7,530.7	$ 5,767.6	$1,763.1
Beef	2,280.6	2,391.6	(111.0)
International	1,022.3	663.7	358.6
HP	2,112.4	1,441.3	671.1
Other	141.7	116.7	25.0
Segment sales	13,087.7	10,380.9	2,706.8
Inter-segment sales	(1,839.3)	(1,202.7)	(636.6)
Total sales	$11,248.4	$ 9,178.2	$2,070.2

The Pork segment's sales increased $1,763.1 million, or 31%, to $7,530.7 million for fiscal 2005 from $5,767.6 million for fiscal 2004. The increase was due in part to the inclusion of a full year of Farmland Foods results, which increased revenues by $1,060.7 million in fiscal 2005. Fresh pork and processed meats volumes in the Pork segment, including acquisitions, increased 14%. Excluding acquisitions and adjusting for the extra week of sales in fiscal 2004, total fresh pork and processed meats volume increased 4% with fresh pork increasing 1% and processed meats, including pre-cooked bacon, pre-cooked entrees and dry sausage, increasing 3%. Average unit selling prices in the Pork segment increased 15%, reflecting higher raw material costs and a strong consumer demand for pork.

The Beef segment's sales decreased $111.0 million, or 5%, to $2,280.6 million for fiscal 2005 from $2,391.6 million for fiscal 2004. The decrease was mainly due to a 10% decrease in the volume of beef products and a 5% decrease in average unit selling prices for beef partially offset by cattle feeding sales. Beef markets continue to be depressed following the discovery in December 2003 of a case of BSE in the State of Washington.

The International segment's sales increased $358.6 million, or 54%, to $1,022.3 million for fiscal 2005 from $663.7 million for fiscal 2004. The increase in sales in the Company's International segment was mainly due to acquisitions as well as stronger underlying foreign currencies. Total fresh and processed meats volumes in the International segment, including acquisitions, increased 21% with fresh meat volumes increasing 17% and processed meats volumes increasing 23%. Excluding acquisitions and adjusting for the extra week of sales in fiscal 2004, total fresh and processed meats volume decreased 3% with fresh meat volumes decreasing 7% and processed meats volumes increasing 2%. Average unit selling prices increased 33%, with approximately half of the increase reflective of currency rate changes.

The HP segment's sales increased $671.1 million, or 47%, to $2,112.4 million for fiscal 2005 from $1,441.3 million for fiscal 2004. The increase in the HP segment's sales was mainly due to a 29% increase in live hog market prices coupled with a 6% percent increase in head sold.

The Other segment's sales increased $25.0 million, or 21%, to $141.7 million for fiscal 2005 from $116.7 million for fiscal 2004. Sales in the Company's Other segment grew due to strong results in its turkey operations.

Gross profit increased $276.6 million, or 30%, to $1,210.3 million in fiscal 2005 from $933.7 million in fiscal 2004. The increase was mainly the result of substantially higher margins in the HP segment on a 29% increase in live hog market prices and the inclusion of a full year of Farmland Foods in the Pork segment. These increases were partially offset by higher raw material costs in the Pork segment and continuing depressed market conditions in the Beef segment.

Selling, general and administrative expenses increased $84.4 million, or 15%, to $644.6 million in fiscal 2005 from $560.2 million in fiscal 2004. The increase was mainly due to the inclusion of $74.7 million of expenses of acquired businesses, higher international expenses on stronger underlying currencies and increased advertising and variable compensation costs partially offset by favorable foreign exchange gains.

Total operating profit increased $210.6 million, or 57%, to $583.2 million for fiscal 2005 from $372.6 million for fiscal 2004. The following table represents operating profit by reportable segment for the fiscal years indicated (in millions):

	2005	2004	$ Change
Operating Profit:			
Pork	$166.8	$213.1	$(46.3)
Beef	(8.9)	82.6	(91.5)
International	11.7	11.3	0.4
HP	480.9	125.7	355.2
Other	28.1	11.2	16.9
Corporate	(95.4)	(71.3)	(24.1)
Total operating profit	$583.2	$372.6	$210.6

The Pork segment's operating profit decreased $46.3 million, or 22%, to $166.8 million for fiscal 2005 from $213.1 million for fiscal 2004. Although hog processing levels increased 15% from fiscal 2004 levels and there was a 15% increase in the average unit selling price, these did not fully offset the 29% increase in raw material costs.

The Beef segment's operating profit decreased $91.5 million, or 111%, to an $8.9 million loss for fiscal 2005 from an $82.6 million profit for fiscal 2004. Factors adversely affecting results in the Beef segment were a 10% decrease in volume, a 5% decrease in average unit selling price and a 6% increase in raw material costs. These factors resulted primarily from the continuing depressed market conditions for beef as many key export markets remained closed because of the discovery in December 2003 (fiscal 2004) of a case of BSE in the State of Washington. In addition, during fiscal 2005, the Company recorded $5.2 million of operating losses and a pre-tax charge of $4.0 million related to the closure of the Showcase Foods facility.

The International segment's operating profit increased $0.4 million, or 4%, to $11.7 million for fiscal 2005 from $11.3 million for fiscal 2004. The increase was due to operating profit from the Company's investments in Spain and Mexico. These were partially offset by lower operating profit in Poland and France due to sharply higher raw material costs.

The HP segment's operating profits increased $355.2 million, or 283%, to $480.9 million for fiscal 2005 from $125.7 million for fiscal 2004. The increase was mainly due to the increase in market prices and head sold, partially offset by a 2% percent increase in raising costs due to higher grain costs during the first half of fiscal 2005.

The Other segment's operating profit increased $16.9 million, or 151%, to $28.1 million for fiscal 2005 from $11.2 million for fiscal 2004. Operating profits in the segment grew due to improved results in its turkey operations as a result of strong demand.

Corporate expenses increased $24.1 million, or 34%, to $95.4 million for fiscal 2005 from $71.3 million for fiscal 2004. The increase was mainly due to benefit and other variable compensation costs, primarily related to the increase in overall Company profits.

Interest expense increased $13.3 million, or 11%, to $132.0 million in fiscal 2005 from $118.7 million in fiscal 2004. The increase was mainly due to higher borrowings on the Company's primary revolving credit facility and the incremental interest on long-term debt issued in August and November of fiscal 2005 to fund acquisitions and other investments.

The effective income tax rate was 34% for both fiscal 2005 and fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company has available a variety of sources of liquidity and capital resources, both internal and external. These resources provide funds required for current operations, acquisitions, debt retirement and other capital requirements.

The meat processing industry is characterized by high sales volume and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, the Company considers its meat inventories and accounts receivable highly liquid and readily convertible into cash. The HP segment also has rapid turnover of accounts receivable. Although inventory turnover in the HP segment is slower, mature hogs are readily convertible into cash. Borrowings under the Company's credit facilities are used, in part, to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash provided by operations increased to $502.6 million in fiscal 2006 from $94.6 million in fiscal 2005. Changes in operating assets and liabilities provided $146.5 million of cash in fiscal 2006 compared to a use of cash of $384.1 million in fiscal 2005. This increase is

mainly due to the reduction of company-owned cattle inventory as a result of the formation of Five Rivers during fiscal 2006 and the effect of higher prices on meat inventories and accounts receivable in fiscal 2005. These changes in operating assets and liabilities were partially offset by lower earnings during fiscal 2006.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was $797.3 million in fiscal 2006 compared to $504.3 million in fiscal 2005.

During fiscal 2006, the Company spent $312.4 million for business acquisitions including Cook's ($260.0 million plus $41.0 million for excess working capital). During fiscal 2005, the Company spent $219.5 million for acquisitions, including Morliny and Comtim ($71.3 million), MFI ($56.7 million), Jean Caby ($33.4 million) and several smaller acquisitions, primarily in the Pork segment.

Capital expenditures in fiscal 2006 totaled $391.3 million, compared to $199.3 million in fiscal 2005. Capital expenditures are related mainly to processed meats expansion, plant improvement projects and additional hog production facilities. As of April 30, 2006, the Company had approved capital expenditure commitments of $453.5 million mainly for processed meats expansion and production efficiency projects. These commitments are expected to be funded over the next three fiscal years with cash flow from operations and borrowings under its revolving credit facility.

During fiscal 2006, the Company spent $114.9 million to invest in partnerships and other assets as compared to $85.5 million in fiscal 2005. Fiscal 2006 investments include the Company's cash contribution to Five Rivers ($104.3 million) and the purchase of an additional 314,000 shares of Campofrío ($4.9 million). Fiscal 2005 investments included the purchases of 3,787,265 shares of Campofrío ($49.0 million) as well as smaller investments in Romania, Mexico and the U.S.

In May 2005 (fiscal 2006), the Company and ContiGroup Companies, Inc. completed the formation of Five Rivers, a 50/50 joint venture between their respective cattle feeding businesses, MFI and ContiBeef. Five Rivers is a stand-alone operating company, independent from both the Company and ContiGroup Companies, Inc., currently headquartered in Loveland, Colorado, with a total of ten feedlots located in Colorado, Idaho, Kansas, Oklahoma and Texas, having a combined one-time feeding capacity of 811,000 head making it the largest commercial cattle feeding operation in the U.S. Five Rivers sells cattle to multiple U.S. beef packing firms throughout the U.S. using a variety of marketing methods that were already in place at MFI and ContiBeef. In connection with the formation of Five Rivers, the Company has contributed its non-cattle assets of MFI and cash of $104.3 million. The Company's cash investment was funded from the Company's revolving credit facility.

In June 2006 (fiscal 2007), the Company announced that it has signed a purchase agreement to acquire SLFE for $575 million, plus the assumption of excess pension-related liabilities in an amount not to exceed $39 million. The Company intends to complete and finance the acquisition of SLFE on a stand-alone, non-recourse basis through a 50 percent-owned joint venture with Oaktree, an investment management firm. The acquisition is subject to customary regulatory and closing conditions and is expected to close by the end of September 2006 (fiscal 2007). The Company intends to contribute its French operations and cash of €50.0 million (approximately $63.1 million) to the joint venture with Oaktree.

CASH FLOWS FROM FINANCING ACTIVITIES

Financing activities provided $297.6 million in cash in fiscal 2006 compared to $414.6 million in fiscal 2005.

In August 2005 (fiscal 2006), the Company entered into a $1.0 billion secured revolving credit agreement (the New Credit Agreement) that replaced the Company's then existing credit facility (the Old Credit Agreement). The New Credit Agreement matures on August 19, 2010. The amount committed under the New Credit Agreement may be increased up to $1.35 billion at the Company's request under certain conditions. The Company may draw down funds as a revolving loan or a swingline loan and obtain letters of credit under the New Credit Agreement. The proceeds of any borrowings under the New Credit Agreement may be used to finance working capital needs and for other general corporate purposes of the Company.

The Company has aggregate credit facilities totaling $1,044.6 million. As of April 30, 2006, the Company had unused capacity under these credit facilities of $490.9 million. These facilities are generally at prevailing market rates. The Company pays commitment fees on the unused portion of the facilities.

During May and June 2005 (fiscal 2006), the Company repurchased 230,000 shares of its common stock at an average price of $28.30 per share. As of April 30, 2006, the Company had repurchased 17,126,570 shares of its common stock and had 2,873,430 shares remaining under a 20.0 million share repurchase program.

In August 2004 (fiscal 2005), the Company issued $400.0 million of seven-year, 7% senior unsecured notes and later followed that offering with a $200.0 million "add-on" which was issued at 106% of par to yield 5.9%. Proceeds from the sale of these notes were used to repay existing indebtedness, principally on the Company's revolving credit facility, and to fund business acquisitions.

The Company has a shelf registration statement filed with the Securities and Exchange Commission to register sales of up to $750.0 million of its debt, stock and other securities from time to time. Net proceeds to the Company from the possible sale of these securities would be used for general corporate purposes, including an expansion of the Company's processed meats business and strategic acquisitions.

The Company's various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, fixed charges, leverage, interest coverage and capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payments of dividends to shareholders. As of April 30, 2006, the Company was in compliance with all debt covenants and expects to be in compliance during fiscal 2007.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table provides information about the Company's contractual obligations and commercial commitments as of April 30, 2006:

	Payments Due By Period				
(in millions)	Total	< 1 Year	2-3 Years	4-5 Years	> 5 Years
Long-term debt	$2,522.9	$ 212.8	$ 354.7	$ 876.6	$1,078.8
Interest	735.9	162.2	289.5	197.3	86.9
Capital lease obligations, including interest	7.8	3.1	3.5	0.6	0.6
Operating leases	262.9	50.6	84.0	40.3	88.0
Capital expenditure commitments	453.5	200.0	150.0	103.5	—
Purchase obligations:					
Hog procurement[1]	942.8	478.0	449.5	15.3	—
Cattle procurement[2]	221.6	221.6	—	—	
Contract hog growers[3]	1,009.0	278.9	364.2	167.3	198.6
Other[4]	240.9	189.4	8.8	5.8	36.9
Total	$6,397.3	$1,796.6	$1,704.2	$1,406.7	$1,489.8

(1) Through the Pork and International segments, the Company has purchase agreements with certain hog producers. Some of these arrangements obligate the Company to purchase all of the hogs produced by these producers. Other arrangements obligate the Company to purchase a fixed amount of hogs. Due to the uncertainty of the number of hogs that the Company will be obligated to purchase and the uncertainty of market prices at the time of hog purchases, the Company has estimated its obligations under these arrangements. The Company based its estimates on its past history for hog quantities. For fiscal 2007 (<1 Year), the average purchase price estimated is based on available futures contract values and internal projections adjusted for historical quality premiums. For prices beyond fiscal 2007, the Company estimated the market price of hogs based on the ten-year average of $0.41 per pound.

(2) Through the Beef segment, the Company has purchase agreements with certain cattle producers. Some of these arrangements are fixed price contracts and others obligate the Company to purchase a fixed amount of cattle at the market price at the time of delivery. For the fixed price contracts, the actual amounts are shown in the table. Due to the uncertainty of future market prices for cattle, the Company based its fixed quantity obligations on available futures contract values.

(3) Through the HP segment, the Company uses independent farmers and their facilities to raise hogs produced from the Company's breeding stock. Under multi-year contracts, the farmers provide the initial facility investment, labor and front line management in exchange for a performance-based service fee payable upon delivery. The Company is obligated to pay this service fee for all hogs delivered. The Company has estimated its obligation based on expected hogs delivered from these farmers.

(4) Includes $111.2 million for forward grain contracts which, if valued at April 30, 2006 market prices, would be $107.7 million and a commitment of €50.0 million (approximately $63.1 million) related to the potential SLFE transaction.

GUARANTEES

As part of its business, the Company is a party to various financial guarantees and other commitments as described below. These arrangements involve elements of performance and credit risk that are not included in the consolidated balance sheets. The possibility that the Company would have to make actual cash outlays in connection with these obligations is largely dependent on the performance of the guaranteed party, or the occurrence of future events that the Company is unable to predict. The Company would record a liability if events occurred that required one to be established.

As of April 30, 2006, the Company has guarantees for the financial obligations of certain unconsolidated joint ventures. The financial obligations are: $92.0 million of debt borrowed by one of the Company's Mexican joint ventures, Agroindustrial del Noroeste (Norson); up to $3.5 million of liabilities with respect to currency swaps executed by another of the Company's Mexican joint ventures, Granjas Carroll de Mexico; and $2.5 million with respect to debt borrowed by one of the Company's Brazilian joint ventures, Carroll's Foods do Brasil S.A. The covenants in the guarantee relating to Norson's debt incorporate the Company's covenants under the New Credit Agreement.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks primarily from changes in commodity prices, as well as changes in interest rates and foreign exchange rates. To mitigate these risks, the Company enters into various hedging transactions that have been authorized pursuant to the Company's policies and procedures. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

The Company's meat processing and hog production operations use various raw materials, mainly corn, lean hogs, live cattle, pork bellies, soybeans and wheat, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate the inherent price risks. While this may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material prices. The Company attempts to closely match the hedging instrument terms with the hedged item's terms.

The Company has entered into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and periodically enters into foreign exchange forward contracts to hedge certain of its foreign currency exposure. Foreign currency and interest rate derivatives are recorded as either cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations in fiscal 2006 or 2005.

COMMODITY—CASH FLOW HEDGES

The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with forecasted purchases and sales of corn, hogs, live cattle, frozen pork bellies, soybean meal, soybeans and wheat. When all hedge accounting criteria have been met, these derivatives are designated as cash flow hedges.

Ineffectiveness related to the Company's cash flow hedges was not material in fiscal 2006 or 2005, and there were no derivative gains or losses excluded from the assessment of hedge effectiveness.

COMMODITY AND INTEREST RATE—FAIR VALUE HEDGES

The Company's commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy grains and livestock and hedges of live hog inventory. Ineffectiveness related to the Company's fair value hedges was not material in fiscal 2006 or 2005, and there were no derivative gains or losses excluded from the assessment of hedge effectiveness during these time periods.

The following table provides the fair value gain or (loss) of the Company's open derivative financial instruments as of April 30, 2006 and May 1, 2005.

(in millions)	**2006**	2005
Livestock	**$ 2.7**	$(1.6)
Grains	**2.7**	(3.2)
Interest rates	**(7.5)**	(5.2)
Foreign currency	**(3.3)**	(2.0)

The variation in the Company's fair value of open derivative financial instruments from period to period is primarily based on the Company's analysis of current and future market conditions, which results in varying hedge portfolios to reduce the perceived risk to acceptable levels, and the exercise price on the open contracts as compared to the market price. As of April 30, 2006, the Company had 123 commodity futures contracts that exceeded twelve months.

In addition, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments" as of April 30, 2006, the Company had $111.2 million of forward grain contracts which, if valued at April 30, 2006 market prices, would be $107.7 million. These forward grain contracts are accounted for as normal purchases as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). As a result they are not marked-to-market.

The following table presents the sensitivity of the fair value of the Company's open commodity contracts and interest rate and foreign currency contracts to a hypothetical 10% change in market prices or in interest rates and foreign exchange rates, as of April 30, 2006 and May 1, 2005.

(in millions)	2006	2005
Livestock	**$32.5**	$14.5
Grains	**18.4**	24.1
Interest rates	**0.5**	0.5
Foreign currency	**0.5**	0.2

For the fiscal year ended April 30, 2006, the Company reported gains on its closed derivative instruments of $50.5 million. For the fiscal year ended May 1, 2005, the Company reported losses on its closed derivative instruments of $80.0 million. For the fiscal years ended April 30, 2006 and May 1, 2005, the Company hedged approximately 51% and 42% of its grain purchases and 11% and 6% of its livestock produced, respectively.

In addition, the Company has certain interest rate derivatives that swap fixed-rate debt to floating rate debt, which are classified as fair value hedges outstanding at April 30, 2006.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements requires management to make certain estimates and assumptions. The estimates and assumptions are based on the Company's experience combined with management's understanding of current facts and circumstances. These estimates may differ from actual results. Certain of the Company's accounting policies are considered critical as they are both important to reflect the Company's financial position and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by the management of the Company.

HEDGE ACCOUNTING

The Company uses derivative financial instruments to manage exposures to fluctuations in commodity prices and accounts for the use of such instruments in accordance with SFAS 133. SFAS 133 requires both a historical and prospective assessment of the effectiveness of the instrument. In certain circumstances, volatile activity in the commodity markets could cause this assessment to temporarily reflect the instrument as an ineffective hedge and require the Company to discontinue hedge accounting on the instrument.

In addition, the Company routinely hedges forecasted transactions. In the unusual circumstance that these transactions fail to occur or are deemed probable of not occurring, hedge accounting would be discontinued on the instruments hedging those forecasted transactions. In both situations, the discontinuance of hedge accounting would require changes in the fair value of the derivative instrument to be recognized in current period earnings. Management believes that the assumptions and methodologies used in the accounting for derivative financial instruments are the most appropriate and reasonable for the Company's hedging program.

PENSION ACCOUNTING

The measurement of the pension obligation, costs and liabilities is dependent on a variety of assumptions regarding future events. The key assumptions used by the Company include discount rates, salary growth, retirement ages/mortality rates and the expected return on plan assets.

These assumptions may have an effect on the amount and timing of future contributions. The discount rate assumption is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match the Company's expected benefit payment stream. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on actual plan experience. The expected return on plan assets reflects asset allocations, investment strategy and historical returns of the asset categories. The effects of actual results differing from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense in such future periods.

Due to higher market rates for high-quality fixed income investments, the Company increased the discount rate used to measure its pension obligations to 6.25% as of April 30, 2006 from 5.75% as of May 1, 2005. This increase lowered the present value of benefit obligations which decreased the minimum pension liability by $2.5 million in fiscal 2006 to $84.9 million. This minimum pension liability will not require immediate funding and could potentially be reduced further or eliminated based on discount rate increases and improved plan asset returns. The expected return on plan assets as of April 30, 2006 remained at 8.25%. The Company's pension plan funding was $34.4 million, $34.9 million and $14.9 million for fiscal 2006, 2005 and 2004, respectively, and is expected to be at least $34.4 million in fiscal 2007. Beyond fiscal 2007, pension funding is expected to decrease moderately. However, a significant devaluation of plan assets would cause a significant increase in funding while more favorable returns would reduce funding requirements. Future legislative actions could also impact future funding. The Company expects pension expense for fiscal 2007 to be approximately $27.1 million.

SENSITIVITY ANALYSIS

The effect of the indicated changes in the selected assumptions is shown below for April 30, 2006, assuming no changes in benefit levels and no amortization of gains or losses for the Company's major plans in fiscal 2007 (in millions):

Assumption	Percentage Point Change	Increase in Funded Status	Increase in Equity	Change In Fiscal 2007 Expense
Discount rate	**0.50%**	**$66.4**	**$61.6**	**$(2.0)**
Expected return on assets	**(0.50)%**	**—**	**—**	**$ 3.9**

The Company recorded net expense in the consolidated statements of income related to its pension plans of $24.3 million and $28.3 million, net of $62.2 million and $58.9 million of expected pension returns, for fiscal 2006 and 2005, respectively.

See Note 9 in "Notes to the Consolidated Financial Statements" for additional information pertaining to pension accounting.

GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in fiscal 2002. Goodwill and other indefinite-lived assets are tested annually for impairment. For goodwill, this test involves comparing the fair value of each reporting unit to the unit's book value to determine if any impairment exists. The Company calculates the fair value of each reporting unit using a similar methodology it uses to calculate purchase prices of acquired companies. In fiscal 2006, the Company allocated goodwill to applicable reporting units, estimated fair value and performed the impairment test. To test impairment of intangible assets that are not subject to amortization, the fair value of the intangible asset is compared to the book value. As a result of these procedures, management believes there is no material exposure to a loss from impairment of goodwill and other intangible assets. However, actual results could differ from the Company's cash flow estimates, which would affect the assessment of impairment and, therefore, could have a material adverse impact on the financial statements.

RISK FACTORS

OUR RESULTS OF OPERATIONS ARE CYCLICAL AND COULD BE ADVERSELY AFFECTED BY FLUCTUATIONS IN THE COMMODITY PRICES FOR HOGS, CATTLE AND GRAINS.

We are largely dependent on the cost and supply of hogs, cattle and feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing market forces of supply and demand as well as other factors over which we have little or no control. These other factors include:

- fluctuations in the size of herds maintained by hog and cattle suppliers,
- environmental and conservation regulations,
- import and export restrictions,
- economic conditions,
- weather,
- energy prices,
- crop and livestock diseases, and
- currency fluctuations.

Additionally, commodity pork prices demonstrate a cyclical nature over periods of years, reflecting changes in the supply of fresh pork and competing proteins on the market, especially beef and chicken. For example, our fiscal 2006 fourth quarter financial results were impacted negatively by an over-supply of protein which decreased selling prices of our fresh and processed meats.

We attempt to manage certain of these risks through the use of our risk management and hedging programs, however this may also limit our ability to participate in gains from favorable commodity fluctuations. For example, in the first half of fiscal 2005, we were unable to benefit fully from strong hog prices due to our hedging activities, but, to a lesser extent, we benefited from favorable hedges of grain. We cannot assure that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products directly or in a timely manner.

ANY PERCEIVED OR REAL HEALTH RISKS RELATED TO THE FOOD INDUSTRY OR INCREASED REGULATION COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS.

We are subject to risks affecting the food industry generally, including risks posed by the following:

- food spoilage or food contamination,
- evolving consumer preferences and nutritional and health-related concerns,
- consumer product liability claims,
- product tampering,
- the possible unavailability and expense of product liability insurance, and
- the potential cost and disruption of a product recall.

Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded products business.

Our products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella, Campylobacter and generic E. coli. Because these pathogens are generally found in the environment, there is a risk that they, as a result of food processing, could be present in our products. These pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. Our manufacturing facilities and products are subject to constant federal, state, local and foreign governmental inspection and extensive regulation in the food safety area, including governmental food processing controls. We have systems in place designed to monitor food safety risks throughout all stages of the manufacturing process (including the production of raw materials in the HP segment). However, we cannot assure that such systems, even when working effectively, or compliance with governmental regulations will necessarily mitigate the risks related to food safety. Any product contamination could have a material adverse impact on our financial statements. In addition, future material changes in food safety regulations could result in increased operating costs or could be required to be implemented on schedules that cannot be met without interruptions in our operations.

ENVIRONMENTAL REGULATION AND RELATED LITIGATION AND COMMITMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to protection of the environment, including among others:

- the discharge of materials into the environment, and
- the handling and disposition of wastes (including solid and hazardous wastes).

Failure to comply with these laws and regulations or any future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups. See Note 12 in "Notes to Consolidated Financial Statements" for further discussion of regulatory compliance as it relates to environmental risk. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

In addition, pursuant to a voluntary agreement with the State of North Carolina, we committed to implement environmentally superior and economically feasible technologies for the management of swine waste at our farms in North Carolina provided a determination is made by an expert from North Carolina State University that such technologies are both environmentally superior and economically feasible to construct and operate at such farms. We cannot assure that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs.

HEALTH RISK TO LIVESTOCK COULD ADVERSELY AFFECT PRODUCTION, THE SUPPLY OF RAW MATERIALS AND OUR BUSINESS.

We take all necessary and prudent precautions to ensure that our livestock is healthy and that our processing plants and other facilities operate in a sanitary manner. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Livestock health problems could adversely impact production, supply of raw material to the Pork, Beef and International segments and consumer confidence. If our livestock is affected by disease, we may be required to destroy infected livestock, which could adversely affect our production or ability to sell or export our products. Adverse publicity concerning any disease or health concern could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded pork products.

In addition to risks associated with maintaining the health of our livestock, any out-break of livestock disease in the U.S. or even in other countries could result in a loss of consumer confidence in the protein products affected by the particular disease, adverse publicity and the imposition of import or export restrictions. For example, in May 2003 (fiscal 2004), a BSE outbreak in Canada resulted in a U.S. import restriction on live cattle from Canada. The resulting drop in the live cattle supply in the U.S. led to increased prices for live cattle and placed pressure on margins in our Beef segment. Then, in December 2003 (fiscal 2004), a case of BSE was discovered in the State of Washington. As a result, beef imports from the U.S. were banned by many foreign countries, including Japan, the largest importer of U.S. beef. In June 2005 (fiscal 2006), a second case of BSE was confirmed and in March 2006 (fiscal 2006), a third confirmed case in the U.S. was announced.

GOVERNMENTAL AUTHORITIES MAY TAKE ACTION PROHIBITING MEAT PACKERS FROM OWNING LIVESTOCK, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

In the past, Congress has considered and the State of Iowa has adopted legislation that would prohibit or restrict meat packers from owning livestock. In the second quarter of fiscal 2006, we entered into a settlement agreement with the State of Iowa whereby the state agreed not to enforce this restrictive legislation on us for a period of 10 years. As a part of our settlement, we committed to pay $200,000 per year for 10 years to support various programs benefiting the swine industry in Iowa. We also agreed to purchase a specified minimum number of hogs to be processed by us in Iowa and South Dakota on the open market for two years. We cannot assure that similar legislation affecting our operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations and not successfully challenged or settled, could have a material adverse impact on our operations and our financial statements. We have and will continue to aggressively challenge any such legislation.

OUR ACQUISITION STRATEGY MAY PROVE TO BE DISRUPTIVE AND DIVERT MANAGEMENT RESOURCES.

We have made numerous acquisitions in recent years and regularly review opportunities for strategic growth through acquisitions. These acquisitions may involve large transactions and present financial, managerial and operational challenges, including:

- diversion of management attention from existing businesses
- difficulty with integrating personnel and financial and other systems,
- lack of experience in operating in the geographical market of the acquired business,
- increased levels of debt and associated reduction in ratings of our debt securities,
- potential loss of key employees and customers of the acquired business,
- assumption of unknown liabilities, and
- potential disputes with the sellers

We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware. In addition, acquisitions outside the U.S. may present unique difficulties and increase our exposure to those risks associated with international operations.

OUR LEVEL OF INDEBTEDNESS AND THE TERMS OF OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR BUSINESS AND LIQUIDITY POSITION.

At April 30, 2006, we had approximately $2,572.7 million of indebtedness outstanding. We have aggregate revolving credit facilities totaling $1,044.6 million. As of April 30, 2006, we had unused capacity under these revolving credit facilities of $490.9 million. These revolving facilities are generally at prevailing market rates. We pay commitment fees on the unused portion of the revolving facilities. We expect our indebtedness, including borrowings under our credit facility, may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Our consolidated indebtedness level could significantly affect our business because:

- it may significantly limit or impair our ability to obtain financing in the future,
- a downgrade in our credit rating could restrict or impede our ability to access capital markets at attractive rates and increase our borrowing costs,
- it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise, and
- a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise.

In addition, our debt agreements contain financial covenants tied to leverage and interest coverage. The debt agreements restrict the payment of dividends to shareholders and under certain circumstances may limit additional borrowings, investments and the acquisition or disposition of assets.

As currently structured, a breach of a covenant or restriction in any of these agreements could result in a default that would in turn cause a default under other agreements, allowing the affected lenders to accelerate the repayment of principal and accrued interest on their outstanding loans, if they choose, and terminate their commitments to lend additional funds. The future ability of us and our operating subsidiaries to comply with financial covenants, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance that is subject to economic, financial, competitive and other factors including the other risks described herein.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES AND OPERATIONS.

Sales to international customers accounted for approximately 16% percent of our net sales in fiscal 2006. International sales are subject to risks related to economic or political uncertainties including among others:

- general economic conditions,
- imposition of tariffs, quotas, trade barriers and other restrictions (such as the beef import ban in fiscal 2005 and 2006), and
- enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws.

Furthermore, we conduct foreign operations in France, Poland, Romania and the United Kingdom, with these foreign operations being subject to the risks described above as well as risks related to economic or political uncertainties including among others:

- fluctuations in currency values,
- translation of foreign currencies into U.S. dollars,
- foreign currency exchange controls, and
- compliance with foreign laws.

In addition, we are engaged in joint ventures in Brazil, China and Mexico and have significant investments in Spain. These investments are also subject to the risks described above. As of April 30, 2006, approximately 20% of our long-lived assets were associated with our foreign operations.

OUR OPERATIONS ARE SUBJECT TO THE GENERAL RISKS OF LITIGATION.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Litigation trends and the out-come of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could have a material adverse impact on our financial statements.

WE DEPEND ON THE AVAILABILITY OF, AND SATISFACTORY RELATIONS WITH, OUR EMPLOYEES.

We have approximately 52,500 employees, 22,500 of which are covered by collective bargaining agreements. Our operations depend on the availability and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. If we fail to maintain satisfactory relations with our employees or with the unions, we may experience labor strikes, work stoppages or other consequences that could have a material adverse impact on our financial statements.

OUTLOOK

As a result of an oversupply of proteins in the U.S. marketplace, and continued restrictions on U.S. beef exports, the Company's fresh pork and fresh beef results were depressed from normal seasonally adjusted levels during the Company's fourth quarter. These trends are improving in the first quarter of fiscal 2007 as the excess proteins are reduced. In addition, Beef segment results have improved on seasonal demand. Based on improving conditions in the hog production industry, the Company's HP segment should improve over sharply lower profitability near the end of fiscal 2006.

FORWARD-LOOKING INFORMATION

This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking statements include statements concerning the Company's outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The Company's forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the availability and prices of live hogs and cattle, raw materials, fuel and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, the timing and extent to which beef export markets are reopened, hedging risk, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the investment performance of the Company's pension plan assets and the availability of legislative funding relief (See "Critical Accounting Policies," herein), the cost of compliance with environmental and health standards, adverse results from ongoing litigation, actions of domestic and foreign governments, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described under "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that the Company makes speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

CONSOLIDATED STATEMENTS OF INCOME

Fiscal Years (in millions, except per share data)	2006	2005	2004
Sales	$11,403.6	$11,248.4	$9,178.2
Cost of sales	10,316.8	10,038.1	8,244.5
Gross profit	1,086.8	1,210.3	933.7
Selling, general and administrative expenses	675.2	644.6	560.2
Interest expense	149.5	132.0	118.7
Equity in income of affiliates	(9.2)	(17.5)	0.9
Income from continuing operations before income taxes	271.3	451.2	253.9
Income taxes	91.0	152.3	86.6
Income from continuing operations	180.3	298.9	167.3
Income (loss) from discontinued operations, net of tax of $(4.1), $(1.5) and $6.5	(7.6)	(2.7)	10.8
Gain on sale of Schneider Corporation, net of tax of $27.0	—	—	49.0
Net income	$ 172.7	$ 296.2	$ 227.1
Income per common share:			
Basic—			
Continuing operations	$ 1.62	$ 2.69	$ 1.52
Discontinued operations	(.07)	(.03)	.54
Net income per basic common share	$ 1.55	$ 2.66	$ 2.06
Diluted—			
Continuing operations	$ 1.61	$ 2.66	$ 1.50
Discontinued operations	(.07)	(.02)	.53
Net income per diluted common share	$ 1.54	$ 2.64	$ 2.03
Weighted average shares—			
Weighted average basic shares	111.1	111.2	110.3
Effect of dilutive stock options	0.9	1.1	1.4
Weighted average diluted shares	112.0	112.3	111.7

See "Notes to Consolidated Financial Statements."

Fiscal Years Ended (in millions, except share data)	**April 30, 2006**	May 1, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 89.4**	$ 84.8
Accounts receivable, less allowances of $9.8 and $13.5	**650.8**	661.6
Inventories	**1,585.2**	1,704.6
Prepaid expenses and other current assets	**63.4**	66.0
Assets of discontinued operations held for sale	**30.8**	30.3
Total current assets	**2,419.6**	2,547.3
Property, plant and equipment, net	**2,066.0**	1,920.4
Goodwill	**720.9**	604.3
Investments	**487.6**	317.1
Other	**453.1**	362.1
Assets of discontinued operations held for sale	**29.3**	22.4
Total assets	**$6,176.5**	$5,773.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	**$ 43.1**	$ 43.7
Current portion of long-term debt and capital lease obligations	**215.7**	93.7
Accounts payable	**539.9**	499.6
Accrued expenses and other current liabilities	**409.2**	440.2
Liabilities of discontinued operations held for sale	**33.9**	24.5
Total current liabilities	**1,241.8**	1,101.7
Long-term debt and capital lease obligations	**2,313.9**	2,151.7
Deferred income taxes	**228.5**	268.5
Pension and postretirement benefits	**225.4**	214.0
Other	**63.4**	64.4
Liabilities of discontinued operations held for sale	**57.0**	49.0
Total liabilities	**4,130.0**	3,849.3
Minority interests	**18.3**	22.9
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 authorized shares	**—**	—
Common stock, $.50 par value, 200,000,000 authorized shares; 111,167,542 and 111,249,597 issued and outstanding	**55.6**	55.6
Additional paid-in capital	**494.1**	496.1
Stock held in trust	**(51.8)**	(8.9)
Retained earnings	**1,558.0**	1,385.3
Accumulated other comprehensive loss	**(27.7)**	(26.7)
Total shareholders' equity	**2,028.2**	1,901.4
Total liabilities and shareholders' equity	**$6,176.5**	$5,773.6

See "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years (in millions)	**2006**	2005	2004
Cash flows from operating activities:			
Net income	**$ 172.7**	$ 296.2	$ 227.1
Adjustments to reconcile net cash flows from operating activities:			
(Income) loss from discontinued operations	**7.6**	2.7	(10.8)
Gain on sale of Schneider Corporation	**—**	—	(49.0)
Depreciation and amortization	**207.9**	196.5	172.7
Deferred income taxes	**(41.3)**	0.8	16.6
Impairment of fixed assets	**18.4**	—	—
(Income) loss from equity investments	**(9.2)**	(17.5)	0.9
Changes in operating assets and liabilities, net of effect of acquisitions and discontinued operations:			
Accounts receivable	**47.2**	(70.9)	(47.3)
Inventories	**156.9**	(328.7)	(32.8)
Prepaid expenses and other current assets	**0.4**	61.6	(57.1)
Other assets	**(32.3)**	(21.5)	41.5
Accounts payable, accrued expenses and other liabilities	**(25.7)**	(24.6)	57.9
Net cash flows from operating activities	**502.6**	94.6	319.7
Cash flows from investing activities:			
Capital expenditures, net of proceeds	**(391.3)**	(199.3)	(133.5)
Business acquisitions, net of cash acquired	**(312.4)**	(219.5)	(512.2)
Investments in partnerships and other assets	**(114.9)**	(85.5)	(87.9)
Proceeds from disposition of Schneider Corporation	**—**	—	279.4
Other	**21.3**	—	—
Net cash flows from investing activities	**(797.3)**	(504.3)	(454.2)
Cash flows from financing activities:			
Net (repayments) borrowings on notes payable	**(3.9)**	(0.1)	7.8
Proceeds from issuance of long-term debt	**244.5**	656.5	387.0
Net borrowings (repayments) on long-term credit facility	**215.9**	(184.0)	(178.4)
Principal payments on long-term debt and capital lease obligations	**(151.8)**	(62.7)	(81.3)
Repurchase and retirement of common stock	**(6.8)**	(3.0)	—
Effect of common stock options	**4.8**	4.6	19.8
Debt premium and issuance costs	**(5.1)**	3.3	(10.7)
Net cash flows from financing activities	**297.6**	414.6	144.2
Cash flows from discontinued operations:			
Net cash flows from operating activities	**(7.6)**	(7.8)	26.8
Net cash flows from investing activities	**(9.4)**	(2.3)	(38.3)
Net cash flows from financing activities	**19.4**	12.2	11.9
Effect of currency exchange rates on cash	**—**	—	(0.4)
Net cash flows from discontinued operations	**2.4**	2.1	0.0
Effect of currency exchange rates on cash	**(0.7)**	3.5	(0.2)
Net change in cash and cash equivalents	**4.6**	10.5	9.5
Cash and cash equivalents at beginning of year	**84.8**	74.3	64.8
Cash and cash equivalents at end of year	**$ 89.4**	$ 84.8	$ 74.3
Supplemental disclosures of cash flow information:			
Interest paid, net of amount capitalized	**$ 150.6**	$ 120.5	$ 125.6
Income taxes paid	**$ 119.1**	$ 162.2	$ 56.5

See "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Fiscal Years (in millions)	**2006**	2005	2004
Common stock—Shares:			
Balance, beginning of year	**111.2**	111.0	109.5
Common stock issued	**—**	—	—
Exercise of stock options	**0.2**	0.3	1.5
Repurchase and retirement of common stock	**(0.2)**	(0.1)	—
Balance, end of year	**111.2**	111.2	111.0
Common stock—Par value:			
Balance, beginning of year	**$ 55.6**	$ 55.5	$ 54.7
Common stock issued	**—**	—	—
Exercise of stock options	**0.1**	0.1	0.8
Repurchase and retirement of common stock	**(0.1)**	—	—
Balance, end of year	**55.6**	55.6	55.5
Additional paid-in capital:			
Balance, beginning of year	**496.1**	494.5	475.5
Common stock issued	**—**	—	—
Exercise of stock options	**4.1**	4.2	18.8
Stock option expense	**0.6**	0.4	0.2
Repurchase and retirement of common stock	**(6.7)**	(3.0)	—
Balance, end of year	**494.1**	496.1	494.5
Stock held in trust:			
Balance, beginning of year	**(8.9)**	—	—
Purchase of stock for trust	**(42.9)**	(8.9)	—
Balance, end of year	**(51.8)**	(8.9)	—
Retained earnings:			
Balance, beginning of year	**1,385.3**	1,089.1	862.0
Net income (a)	**172.7**	296.2	227.1
Balance, end of year	**1,558.0**	1,385.3	1,089.1
Accumulated other comprehensive loss:			
Balance, beginning of year (b)	**(26.7)**	(40.2)	(93.0)
Unrealized gain (loss) on securities, net of tax of $0.1 and $(2.4)	**—**	0.3	(3.6)
Change in minimum pension liability, net of tax of $0.9, $(8.0) and $43.1	**1.7**	(12.0)	65.3
Hedge accounting, net of tax of $1.3, $2.9 and $1.1	**2.1**	4.5	5.3
Foreign currency translation	**—**	27.9	(10.6)
Reclassification adjustments:			
Hedge accounting	**(4.5)**	(5.3)	(3.6)
Securities	**(0.3)**	(1.9)	—
Balance, end of year (c)	**(27.7)**	(26.7)	(40.2)
Total shareholders' equity	**$2,028.2**	$1,901.4	$1,598.9
Total comprehensive income (a–b+c)	**$ 171.7**	$ 309.7	$ 279.9

See "Notes to Consolidated Financial Statements."

Note 1:
BUSINESS

Smithfield Foods, Inc., together with its subsidiaries (the Company), is the largest hog producer and pork processor in the world and the fifth largest beef processor in the United States (U.S.). The Company conducts its business through six reporting segments, Pork, Beef, International, Hog Production (HP), Other and Corporate, each of which is comprised of a number of subsidiaries.

The Pork segment consists mainly of eight wholly- or majority-owned U.S. fresh pork and processed meats subsidiaries. The Beef segment is composed mainly of two U.S. beef processing subsidiaries and the Company's cattle feeding operations and interests in cattle feeding operations. The International segment is comprised of international meat processing operations, mainly in France, Poland and Romania and the Company's interests in international meat processing operations, mainly in Mexico and Spain. The HP segment consists mainly of hog production operations located in the U.S., Poland and Romania and the Company's interests in hog production operations, mainly in Mexico and Brazil. The Other segment is mainly comprised of the Company's turkey production operations, its interests in turkey processing operations and the Company's alternative fuels subsidiary. Each of the segments has certain joint ventures and other investments in addition to their main operations.

Note 2:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities for which the consolidation rules of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R) apply. Subsidiaries that are less than 100% owned but greater than 50% owned, as well as entities for which the Company is the primary beneficiary, are consolidated with a minority interest. Entities that are 50% owned or less, and as to which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting. Investments as to which the Company's ability to exercise influence is limited are accounted for under the cost method of accounting. All intercompany transactions and accounts have been eliminated. The results of operations of the Company include the Company's proportionate share of results of operations of entities acquired from the date of each acquisition for purchase business combinations. Consolidating the results of operations and financial position of entities for which the Company is the primary beneficiary does not have a material effect on sales, net income, or net income or diluted share or on the Company's financial position for the fiscal periods presented.

For the Company's foreign operations whose functional currency is not the U.S. dollar, the assets and liabilities are translated into U.S. dollars at current exchange rates. The resulting translation adjustments are reflected as currency translation adjustment in the consolidated statement of shareholders' equity. Revenue and expenses are translated monthly at the prior month's ending exchange rate which approximates the average exchange rate over the course of the fiscal year. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The accompanying consolidated financial statements include the accounts of the Company's operations in Poland and Romania. Due to these entities having different fiscal period ending dates, the Company consolidates the results of these operations on a one-month lag. The Company does not believe that the impact of these subsidiaries reporting on a one-month lag is material to the consolidated financial statements.

Management uses estimates and assumptions in the preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest April 30th. Fiscal 2006 and fiscal 2005 were 52 weeks. Fiscal 2004 was 53 weeks.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. As of April 30, 2006 and May 1, 2005, cash and cash equivalents included $11.6 million and $13.4 million, respectively, in short-term marketable securities. The carrying value of cash equivalents approximates market value.

ACCOUNTS RECEIVABLE

Accounts receivable represent receivables recorded at the invoiced amount, from customers in the ordinary course of business, and do not bear interest. Receivables are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. The Company regularly analyzes its significant customer accounts and when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount it reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.

INVENTORIES

Inventories are valued at the lower of first-in, first-out cost or market adjusted for the fair value of commodity derivatives designated in a fair value hedge relationship. Cost includes raw materials, labor and manufacturing and production overhead.

Inventories consist of the following:

(in millions)	**April 30, 2006**	May 1, 2005
Fresh and processed meats	**$ 644.4**	$ 627.1
Live hogs	**486.2**	482.1
Live cattle	**294.8**	373.2
Manufacturing supplies	**58.6**	58.3
Other	**125.2**	160.4
Fair value derivative instrument adjustment	**(24.0)**	3.5
Total inventories	**$1,585.2**	$1,704.6

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Assets held under capital leases are classified as property, plant and equipment and amortized over the lease terms. Lease amortization is included in depreciation expense. Depreciation expense is included in the consolidated statement of income as either cost of sales or selling, general and administrative expenses. Depreciation expense totaled $200.8 million, $187.2 million and $165.2 million in fiscal 2006, 2005 and 2004, respectively. Repairs and maintenance charges are expensed as incurred. Repair and maintenance expenses totaled $293.4 million, $272.6 million and $235.3 million in fiscal 2006, 2005 and 2004, respectively. Improvements that materially extend the life of the asset are capitalized. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

Interest on capital projects is capitalized during the construction period. Total interest capitalized was $5.8 million, $3.3 million and $1.9 million in fiscal 2006, 2005 and 2004, respectively.

Property, plant and equipment, net, consist of the following:

(in millions)	Useful Life	**April 30, 2006**	May 1, 2005
Land		**$ 206.6**	$ 186.6
Buildings and improvements	20-40 years	**1,292.2**	1,234.1
Machinery and equipment	5-20 years	**1,496.6**	1,382.4
Breeding stock	2 years	**119.3**	114.8
		3,114.7	2,917.9
Accumulated depreciation		**(1,259.6)**	(1,108.3)
		1,855.1	1,809.6
Construction in progress		**210.9**	110.8
Property, plant and equipment, net		**$ 2,066.0**	$ 1,920.4

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other indefinite-life intangible assets are tested annually for impairment. Separable intangible assets with finite lives are amortized over their useful lives. The Company allocates goodwill to its reporting units and performs an annual assessment for potential impairment. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of April 30, 2006.

DEFERRED DEBT ISSUANCE COSTS

Deferred debt issuance costs are amortized over the terms of the related loan agreements using the straight-line method, which approximates the effective interest method.

INVESTMENTS

Entities that are 50% owned or less, and as to which the Company has the ability to exercise significant influence, are accounted for under the equity method of accounting. Due to the timing of receipt of financial statements, certain of the Company's investments report their income or loss to the Company on a one-month lag. The Company does not believe that the impact of entities reporting on a one-month lag is material to the consolidated financial statements.

Investments consist of the following:

(in millions)	April 30, 2006	May 1, 2005
Five Rivers Ranch Cattle Feeding LLC (Five Rivers)	**$157.3**	$ —
Campofrío Alimentación S. A. (Campofrío)	**143.4**	138.6
Agroindustrial del Noroeste (Norson)	**47.1**	44.1
Carolina Turkeys	**45.3**	46.8
Granjas Carroll de Mexico (Granjas)	**31.4**	26.3
Other	**63.1**	61.3
Total investments	**$487.6**	$317.1

FIVE RIVERS

In October 2004 (fiscal 2005), the Company acquired MF Cattle Feeding, Inc. (MFI) for approximately $56.7 million.

In May 2005 (fiscal 2006), the Company and ContiGroup Companies, Inc. (ContiGroup) completed the formation of Five Rivers, a 50/50 joint venture between their respective cattle feeding businesses, MFI and ContiBeef LLC (ContiBeef). The Company's contribution to date has consisted of $104.3 million in cash and $43.6 million of net assets. Five Rivers is a stand-alone operating company, independent from both the Company and ContiGroup, currently headquartered in Loveland, Colorado, with a total of 10 feedlots located in Colorado, Idaho, Kansas, Oklahoma and Texas, having a combined one-time feeding capacity of 811,000 head making it the largest commercial cattle feeding operation in the U.S. Five Rivers sells cattle to multiple U.S. beef packing firms using a variety of marketing methods that were already in place at MFI and ContiBeef.

CAMPOFRÍO

In February 2004 (fiscal 2004), the Company purchased 8,008,294 shares (approximately 15%) of Campofrío for approximately $87.9 million. In August 2004 (fiscal 2005) in two separate transactions, the Company purchased a total of 3,787,265 additional shares of Campofrío for approximately $49.0 million. In December 2005 and January 2006 (fiscal 2006), in several separate transactions, the Company purchased an additional 314,000 shares of Campofrío for approximately $4.9 million.

Campofrío, primarily a processor of pork and further processed pork products, is based in Spain, with operations in Portugal, Russia, Romania and France, and exports to over 40 countries.

In accordance with the Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" (APB 18), subsequent to the fiscal 2005 transactions, the Company determined that it had the ability to exercise significant influence over the operations of Campofrío and determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method, which the Company adopted in the first quarter of fiscal 2005. As required by APB 18, the Company evaluated whether the investment and results of operations for the prior periods presented were material so as to warrant retroactive adjustment. The Company determined that the change was immaterial to the consolidated results of operations and has not restated its fiscal 2004 consolidated statement of income to reflect the application of the equity method.

As of April 30, 2006, the Company held 12,109,559 shares of Campofrío with a market value of $220.8 million. The stock, traded on the Madrid Stock Exchange, closed at $18.23 on the last day of trading before the Company's fiscal year end.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133), all commodity derivatives are reflected at their fair value and are recorded in current assets and current liabilities in the consolidated balance sheets as of April 30, 2006 and May 1, 2005. Commodity derivative instruments consist primarily of exchange-traded futures contracts; however, the Company enters into exchange-traded option contracts, as well. In addition to commodity derivatives, the Company also enters into treasury derivatives. Treasury derivatives, which consist of interest rate and foreign exchange instruments, are also recorded at fair value with the resultant asset or liability recorded as a current asset or liability with the offset adjusting the carrying value of the underlying treasury instrument, other comprehensive income (loss) or net income, as appropriate.

The accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and the appropriate documentation maintained. Hedging relationships are established pursuant to the Company's risk management policies and are initially and regularly evaluated to determine whether they are expected to be, and have been, highly effective hedges. If a derivative ceases to be a highly effective hedge, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized in earnings each period. Changes in the fair values of derivatives not designated in a hedging relationship are recognized in earnings each period.

For derivatives designated as a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedges), the changes in the fair value of the derivative as well as changes in the fair value of the hedged item attributable to the hedged risk are recognized each period in earnings. If a firm commitment designated as the hedged item in a fair value hedge is terminated or otherwise no longer qualifies as the hedged item, any asset or liability previously recorded as part of the hedged item is recognized currently in earnings.

For derivatives designated as a hedge of a forecasted transaction or of the variability of cash flows related to a recognized asset or liability (cash flow hedges), the effective portion of the change in fair value of the derivative is reported in other comprehensive income (loss) and reclassified into earnings in the period in which the hedged item affects earnings. Amounts excluded from the effectiveness calculation and any ineffective portion of the change in fair value of the derivative are recognized currently in earnings. Forecasted transactions designated as the hedged item in a cash flow hedge are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted transaction is no longer probable of occurring, any gain or loss deferred in accumulated other comprehensive income (loss) is recognized in earnings currently.

SELF-INSURANCE PROGRAMS

The Company is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

REVENUE RECOGNITION

The Company recognizes revenues from product sales upon delivery to customers. Revenue is recorded at the invoice price for each product net of estimated returns and sales incentives provided to customers. Sales incentives include various rebate and promotional programs with the Company's customers, primarily rebates based on achievement of specified volume or growth in volume levels.

ADVERTISING COSTS

Advertising costs are expensed as incurred, except for certain production costs, which are expensed upon the first airing of the advertisement. Advertising costs for fiscal years 2006, 2005 and 2004 were $109.4 million, $108.2 million and $88.3 million, respectively.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are reported as a component of cost of sales in the Company's consolidated statement of income.

NET INCOME PER SHARE

The Company presents dual computations of net income per share. The basic computation is based on weighted average common shares outstanding during the period. The diluted computation reflects the potentially dilutive effect of common stock equivalents, such as stock options, during the period.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to fiscal 2006 presentations.

Note 3:
ACQUISITIONS, DISPOSITIONS AND FACILITY CLOSURES

ACQUISITIONS

The following acquisitions were accounted for using the purchase method of accounting and, accordingly, the accompanying financial statements include the financial position and the results of operations from the dates of acquisition.

In April 2006 (fiscal 2006), the Company completed the acquisition of substantially all of the assets of Cook's Hams, Inc. (Cook's) in the Pork segment for approximately $260.0 million plus an additional $41.0 million for working capital buildup. Cook's, based in Lincoln, Nebraska, is a producer of traditional and spiral sliced smoked bone-in hams, corned beef and other smoked meat items sold to supermarket chains and grocers throughout the U.S. and Canada. The Company recorded the fair value of trademarks totaling $75.0 million. The preliminary balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $130.4 million.

Had the acquisition of Cook's occurred at the beginning of fiscal 2005, there would not have been a material effect on sales, net income or net income per diluted share for fiscal 2006 or fiscal 2005.

In November 2004 (fiscal 2005), the Company acquired Morliny S.A. (Morliny) and Comtim Group SRL (Comtim) in the International segment for approximately $71.3 million plus the assumption of certain liabilities. Morliny is a meat processor in Poland and Comtim is an integrated meat processing company in Romania. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $21.5 million.

In November 2004 (fiscal 2005), the Company also acquired majority positions in two companies reported in the Pork segment for approximately $31.4 million plus the assumption of certain liabilities. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of acquisition was recorded as goodwill totaling $26.6 million.

In October 2004 (fiscal 2005), the Company acquired MFI for approximately $56.7 million. The principal assets of MFI are three cattle feedlots in Colorado and one in Idaho. The one-time feeding capacity of the feedlots, which will be operated by the Beef segment, is 357,000 head. The acquired assets do not include any of the cattle located on the feedlots. MFI was subsequently contributed to Five Rivers during fiscal 2006.

In July 2004 (fiscal 2005), the Company acquired Jean Caby S.A. (Jean Caby) and related companies in the International segment for approximately $33.4 million plus the assumption of certain liabilities. Jean Caby, established in 1919 in France, produces and markets cured and cooked processed meats including deli cooked hams, dry sausages, cocktail sausages and hot dogs. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $10.6 million.

Had the acquisitions of Morliny, Comtim, the two Pork segment companies, MFI and Jean Caby occurred at the beginning of fiscal 2004, there would not have been a material effect on sales, net income or net income per diluted share or on the Company's financial position for fiscal 2005 or fiscal 2004.

In October 2003 (fiscal 2004), the Company completed the acquisition of substantially all of the assets of Farmland Foods, Inc. (Farmland Foods), the pork production and processing business of Farmland Industries, Inc., for approximately $377.4 million in cash, plus the assumption of certain Farmland Foods liabilities. The assumed liabilities include $67.4 million of pension obligations, net of associated assets. The Company recorded the fair value of trademarks totaling $100.0 million. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed was recorded as goodwill totaling $35.2 million.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition for Farmland Foods (in millions).

Current assets	$217.6
Property, plant and equipment, net	166.2
Goodwill	35.2
Other	100.1
Total assets acquired	519.1
Current liabilities	(73.9)
Other long-term liabilities	(67.8)
Total liabilities assumed	(141.7)
Net assets acquired	$377.4

Had the acquisition of Farmland Foods occurred at the beginning of fiscal 2004, sales, net income and net income per diluted share would have been $9,945.6 million, $245.8 million and $2.20, respectively, for fiscal 2004 (unaudited).

In March 2004 (fiscal 2004), the Company acquired a 70% stake in Agrotorvis SRL (Agrotorvis), for approximately €19 million ($23.8 million). Agrotorvis has hog production and pork processing assets in Romania.

In September 2003 (fiscal 2004), the Company acquired 90% of the outstanding shares of Cumberland Gap Provision Company (Cumberland Gap) in the Pork segment for approximately $54.8 million plus assumed debt. Cumberland Gap is a processor of premium-branded smoked hams, sausages and other specialty pork products. The balance of the purchase price in excess of the fair value of the assets acquired and the liabilities assumed at the date of the acquisition was recorded as goodwill totaling $30.9 million.

In September 2003 (fiscal 2004), the Company acquired Alliance Farms Cooperative Association (Alliance) for approximately $23.1 million. Alliance is a farrow to nursery operation producing weaned pigs that are finished at other company-owned facilities, thereby providing approximately 500,000 market hogs annually.

Had the acquisitions of Cumberland Gap, Agrotorvis and Alliance occurred at the beginning of fiscal 2004, there would not have been a material effect on sales, net income or net income per diluted share or on the Company's financial position for fiscal 2004.

DISCONTINUED OPERATIONS, DISPOSITION AND FACILITY CLOSURES

In June 2006, (fiscal 2007) the Company reported that it had signed a letter of intent, subject to a definitive agreement, to sell substantially all of the assets and business of Gorges/Quik-to-Fix Foods, Inc. (Quik-to-Fix). As a result, Quik-to-Fix is being reported as a discontinued operation. The sale is expected to close during the first quarter of fiscal 2007. Sales of Quik-to-Fix were $103.2 million, $110.4 million and $95.9 million for fiscal 2006, 2005 and 2004, respectively. Losses before income tax were $11.7 million, $4.2 million and $7.4 million for fiscal 2006, 2005 and 2004, respectively.

In April 2004 (fiscal 2004), the Company completed the sale of all of the outstanding stock of Schneider Corporation (Schneider) to Maple Leaf Foods Inc. for approximately $279.4 million, including the assumption of Schneider's outstanding debt. Schneider's results of operations and the gain on disposal and cash flows have been reflected in the consolidated financial statements and notes as discontinued operations. Sales and income before income taxes of Schneider were $840.3 million and $24.4 million, respectively, for fiscal 2004.

As part of its east coast restructuring plan, during fiscal 2006, the Company ceased fresh pork processing in one of The Smithfield Packing Company, Incorporated's (Smithfield Packing) Smithfield, Virginia facilities, closed its plant located in Salem, Virginia, and announced the planned closure of its Bedford, Virginia and Madison, Florida plants. During fiscal 2006, the Company recorded, in cost of sales, accelerated depreciation totaling $7.9 million and an impairment charge totaling $18.4 million related to Smithfield Packing's east coast restructuring plan.

Note 4:
DEBT

Long-term debt consists of the following:

(in millions)	**April 30, 2006**	May 1, 2005
7.00% senior unsecured notes, due August 2011	**$ 600.0**	$ 600.0
Long-term credit facility, expiring August 2010	**415.9**	200.0
7.75% senior unsecured notes, due May 2013	**350.0**	350.0
8.00% senior unsecured notes, due October 2009	**300.0**	300.0
7.625% senior subordinated notes, due February 2008	**182.1**	182.1
8.52% senior notes, due August 2006	**100.0**	100.0
8.44% note, payable through October 2009	**45.0**	50.0
Variable rate notes (6.28% at April 30, 2006), payable through October 2009	**40.0**	47.5
7.89% senior notes, payable through October 2009	**35.0**	45.0
Variable rate notes (7.18% at April 30, 2006), payable through July 2011	**20.5**	22.5
8.63% notes, payable through July 2011	**17.5**	19.2
8.25% notes, payable through March 2006	**—**	15.0
Various, interest rates from 1.72% to 9.85%, due May 2006 through May 2043	**413.5**	300.9
Fair-value derivative instrument adjustment	**(6.0)**	(5.2)
Unamortized debt premium	**9.4**	11.1
Total debt	**2,522.9**	2,238.1
Current portion	**(212.8)**	(91.2)
Total long-term debt	**$2,310.1**	$2,146.9

Scheduled maturities of long-term debt are as follows:

Fiscal Year (in millions)	
2007	$ 212.8
2008	254.0
2009	100.7
2010	394.8
2011	481.8
Thereafter	1,078.8
Total debt	$2,522.9

The Company expects to use availability under its long-term revolving credit facility, operating leases and internally generated funds for capital expenditures and general corporate purposes, including expansion of its processed meats business and strategic acquisitions.

In August 2005 (fiscal 2006), the Company entered into a $1.0 billion secured revolving credit agreement (the New Credit Agreement) that replaced the Company's then existing $900 million credit facility. The New Credit Agreement matures in August 2010. The amount committed under the New Credit Agreement may be increased up to $1.35 billion at the Company's request under certain conditions. The Company may draw down funds as a revolving loan or a swingline loan and obtain letters of credit under the New Credit Agreement. The proceeds of any borrowings under the New Credit Agreement may be used to finance working capital needs and for other general corporate purposes of the Company. The covenants of the New Credit Agreement include a minimum 3.00 to 1 interest coverage ratio and a test of a minimum 1.30 to 1 credit facility exposure to inventory and receivables of U.S. operations only.

In November 2004 (fiscal 2005), the Company issued $200.0 million of seven-year, 7% senior unsecured notes due August 2011. The notes issued in November were issued at 106% of par to yield 5.9%. In August 2004 (fiscal 2005), the Company issued $400.0 million of seven-year, 7% senior unsecured notes due August 2011. Net proceeds of the sale of these notes were used to repay indebtedness under the revolving credit facility.

In October 2003 (fiscal 2004), the Company entered into a 364-day bridge loan and security agreement (the Bridge Loan) with Goldman Sachs Credit Partners L.P. for $300.0 million. The proceeds from the Bridge Loan were used to finance the acquisition of Farmland Foods (See Note 3). The initial interest rate on the Bridge Loan was LIBOR plus 5.0%. During the fourth quarter of fiscal 2004, the interest rate increased to LIBOR plus 6.0% for the remainder of the term. The Bridge Loan was repaid in April 2004 with the proceeds from the sale of Schneider (See Note 3). In fiscal 2004, the Company recorded fees and interest expense totaling $14.0 million related to the Bridge Loan.

In May 2003 (fiscal 2004), the Company issued $350.0 million of ten-year, 7.75% senior unsecured notes. Net proceeds of the sale of these notes were used to repay indebtedness under the revolving credit facility.

The Company has aggregate credit facilities totaling $1,044.6 million. As of April 30, 2006, the Company had unused capacity under these credit facilities of $490.9 million. These facilities are generally at prevailing market rates. The Company pays commitment fees on the unused portion of the facilities.

Average borrowings under credit facilities were $256.5 million, $269.8 million and $428.2 million in fiscal 2006, 2005 and 2004, respectively, at average interest rates of approximately 5.0%, 3.6% and 3.5%, respectively. Maximum borrowings were $509.3 million, $586.8 million and $641.5 million in fiscal 2006, 2005 and 2004, respectively. Total outstanding borrowings were $441.1 million and $211.2 million with average interest rates of 5.7% and 4.7%

as of April 30, 2006 and May 1, 2005, respectively. In addition, the Company had $112.6 million of outstanding letters of credit at April 30, 2006.

The senior secured notes are secured by certain of the Company's major processing plants and hog farm facilities in the U.S. All other notes are unsecured.

The Company's various debt agreements contain financial covenants that require the maintenance of certain levels and ratios for working capital, net worth, fixed charges, leverage, interest coverage and capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payments of dividends to shareholders. As of April 30, 2006, the Company was in compliance with all debt covenants.

The covenants in the Company's senior secured notes were amended in October 2004 (fiscal 2005). The tangible net worth test was changed to a net worth test and an interest coverage ratio was established at a minimum of 3.00 to 1.

Note 5:
INCOME TAXES

Income tax consists of the following:

(in millions)	**2006**	2005	2004
Current tax expense:			
Federal	**$103.6**	$130.0	$61.4
State	**15.9**	18.0	8.7
Foreign	**3.4**	3.5	(0.1)
	122.9	151.5	70.0
Deferred tax expense (benefit):			
Federal	**(19.5)**	1.8	18.0
State	**(5.8)**	1.6	(0.2)
Foreign	**(6.6)**	(2.6)	(1.2)
	(31.9)	0.8	16.6
Total income taxes	**$ 91.0**	$152.3	$86.6

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:

	2006	2005	2004
Federal income taxes at statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**2.5**	2.9	1.8
Taxes on foreign income which differ from the statutory U.S. federal rate	**2.7**	(2.6)	1.5
Export benefit	**(2.4)**	(1.6)	(3.3)
Other	**(4.3)**	—	(0.9)
	33.5%	33.7%	34.1%

The tax effects of temporary differences consist of the following:

(in millions)	April 30, 2006	May 1, 2005
Deferred tax assets:		
Pension liabilities	**$ 33.1**	$ 34.0
Employee benefits	**31.5**	34.6
Tax credits, carryforwards and net operating losses	**23.9**	20.8
Accrued expenses	**24.7**	26.9
Other	**3.0**	7.8
	$116.2	$124.1
Deferred tax liabilities:		
Property, plant and equipment	**$192.5**	$209.6
Accounting method change	**47.6**	69.4
Investments in subsidiaries	**79.4**	91.9
Intangible assets and other	**8.7**	5.0
	$328.2	$375.9

As of April 30, 2006 and May 1, 2005, the Company had $16.5 million and $16.7 million, respectively, of deferred tax assets included in other current assets. The Company had a valuation allowance of $44.9 million and $41.6 million related to income tax assets as of April 30, 2006 and May 1, 2005, respectively, mainly foreign tax credit carryforwards and the result of losses in foreign jurisdictions for which no tax benefit was recognized.

The tax credits, carryforwards and net operating losses expire from fiscal 2007 to 2026.

As of April 30, 2006, foreign subsidiary net earnings of $42.2 million were considered permanently reinvested in those businesses. Accordingly, federal income taxes have not been provided for such earnings. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such earnings.

Note 6:
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

(in millions)	April 30, 2006	May 1, 2005
Payroll and related benefits	**$150.9**	$167.6
Self-insurance reserves	**74.1**	61.4
Other	**184.2**	211.2
Total accrued expenses and other current liabilities	**$409.2**	$440.2

Note 7:
SHAREHOLDERS' EQUITY

SHARE REPURCHASE PROGRAM

As of April 30, 2006, the board of directors had authorized the repurchase of up to 20,000,000 shares of the Company's common stock. The Company repurchased 230,000 shares of common stock in fiscal 2006 and 100,000 shares of common stock in fiscal 2005. During fiscal 2004, the Company did not repurchase any of its shares of common stock. As of April 30, 2006, the Company had 2,873,430 additional shares remaining under the authorization.

PREFERRED STOCK

The Company has 1,000,000 shares of $1.00 par value preferred stock authorized, none of which are issued. The board of directors is authorized to issue preferred stock in series and to fix, by resolution, the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

STOCK OPTIONS

The Company's 1992 Stock Option Plan and its 1998 Stock Incentive Plan (collectively, the incentive plans) provide for the issuance of nonstatutory stock options to management and other key employees. Options were granted for periods not exceeding 10 years and exercisable five years after the date of grant at an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. There are 11,000,000 shares reserved under the incentive plans. As of April 30, 2006, there were 3,213,000 shares available for grant under the incentive plans.

The following table summarizes stock option transactions for fiscal years 2004 through 2006:

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 27, 2003	5,633,400	$13.79
Granted	—	—
Exercised	(1,517,400)	8.42
Canceled	—	—
Outstanding at May 2, 2004	4,116,000	15.77
Granted	240,000	30.00
Exercised	(242,000)	10.53
Canceled	—	—
Outstanding at May 1, 2005	4,114,000	16.90
Granted	110,000	31.86
Exercised	(207,250)	11.57
Canceled	(90,000)	11.87
Outstanding at April 30, 2006	**3,926,750**	**$17.72**

The following table summarizes information about stock options outstanding as of April 30, 2006:

				Options Exercisable	
Range of Exercise Price	**Shares**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$ 9.20	**25,000**	**3.8**	**$ 9.20**	**25,000**	**$ 9.20**
13.12 to 15.81	**1,606,750**	**3.5**	**13.32**	**1,606,750**	**13.32**
16.06 to 20.02	**1,605,000**	**5.1**	**18.65**	**—**	**—**
21.00 to 21.84	**340,000**	**5.5**	**21.49**	**—**	**—**
30.00 to 31.86	**350,000**	**8.4**	**30.58**	**—**	**—**
$ 9.20 to $31.86	**3,926,750**	**4.8**	**$17.72**	**1,631,750**	**$13.26**

The Company utilizes the fair value method defined in SFAS 123, which is in compliance with the provisions of SFAS No. 148 to account for its stock option plans. The Company records compensation expense for stock options granted subsequent to April 28, 2002 based on the fair value as determined using the Black-Scholes option pricing model and weighted average assumptions. The impact of recording compensation expense for stock options granted was $0.6 million, $0.4 million and $0.2 million in fiscal 2006, 2005 and 2004, respectively.

The Company is required to adopt SFAS No. 123R, "Share-Based Payment" (SFAS 123R) as of May 1, 2006, which is the beginning of fiscal year 2007. The Company does not expect the adoption of SFAS 123R to have a material effect on the its financial statements.

The following table summarizes the terms of stock options granted in the fiscal years indicated:

	2006	2005
Number of options granted	**110,000**	240,000
Exercise price	**$31.86**	$30.00
Weighted average fair value of option shares granted	**12.47**	9.79
Expected option life (years)	**8**	8
Risk free interest rate	**3.30%**	3.30%
Expected annual volatility	**35%**	35%
Dividend yield	**0%**	0%

No stock options were granted during fiscal 2004.

Stock options granted prior to April 29, 2002 continue to be accounted for under APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recorded. Had the Company used the fair value method to determine compensation expense for its stock options granted prior to April 29, 2002, net income and net income per basic and diluted share would have been as follows:

(in millions, except per share data)	**2006**	2005	2004
Net income, as reported	**$172.7**	$296.2	$227.1
Pro forma net income	**170.0**	293.0	223.8
Net income per share, as reported:			
Basic	**$ 1.55**	$ 2.66	$ 2.06
Diluted	**1.54**	2.64	2.03
Pro forma net income per share:			
Basic	**$ 1.53**	$ 2.63	$ 2.06
Diluted	**1.52**	2.61	2.03

PREFERRED SHARE PURCHASE RIGHTS

On May 30, 2001, the board of directors of the Company adopted a Shareholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right (a Right) on each outstanding share of common stock. Under the terms of the Rights Plan, if a person or group acquires 15% (or other applicable percentage, as provided in the Rights Plan) or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of common stock having a market value of twice such price. In addition, if the Company is acquired in a merger or other business transaction after a person or group has acquired such percentage of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Upon the occurrence of certain events, each Right will entitle its holder to buy one two-thousandth of a Series A junior participating preferred share (Preferred Share), par value $1.00 per share, at an exercise price of $90.00 subject to adjustment. Each Preferred Share will entitle its holder to 2,000 votes and will have an aggregate dividend rate of 2,000 times the amount, if any, paid to holders of common stock. The Rights will expire on May 31, 2011, unless the date is extended or unless the Rights are earlier redeemed or exchanged at the option of the board of directors for $.00005 per Right. Generally, each share of common stock issued after May 31, 2001 will have one Right attached. The adoption of the Rights Plan has no impact on the financial position or results of operations of the Company.

STOCK HELD IN TRUST

During fiscal 2006, the Company's Supplemental Executive Retirement Plan (SERP) purchased 1,500,000 shares of Company stock at an average price of $28.18. During fiscal 2005, the Company's SERP purchased 350,000 shares of Company stock at an average price of $25.40 per share. The Company's SERP currently holds 1,850,000 shares of Company stock at an average price of $27.66.

ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below summarizes the components of accumulated other comprehensive loss, net of tax, as of April 30, 2006 and May 1, 2005.

(in millions)	**2006**	2005
Minimum pension liability	**$(51.9)**	$(53.4)
Foreign currency translation	**27.4**	27.4
Hedge accounting	**(3.2)**	(0.8)
Unrealized gain on securities	**—**	0.1
Accumulated other comprehensive loss	**$(27.7)**	$(26.7)

Note 8: DERIVATIVE FINANCIAL INSTRUMENTS

The Company's meat processing and hog production operations use various raw materials, primarily live hogs, live cattle, corn and soybean meal, which are actively traded on commodity exchanges. The Company hedges these commodities when management determines conditions are appropriate to mitigate these price risks. While this hedging may limit the Company's ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material prices. The Company attempts to closely match the commodity contract terms with the hedged item. The Company also enters into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and foreign exchange forward contracts to hedge certain of its foreign currency exposure.

CASH FLOW HEDGES

The Company utilizes derivatives (primarily futures contracts) to manage its exposure to the variability in expected future cash flows attributable to commodity price risk associated with the forecasted purchase and sale of live hogs and the forecasted purchase of live cattle, corn and soybean meal. These derivatives have been designated as cash flow hedges.

Derivative gains or losses from these cash flow hedges are deferred in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged forecasted purchases or sales affect earnings. To match the underlying transaction being hedged, derivative gains or losses associated with anticipated purchases are recognized in cost of sales and amounts associated with anticipated sales are recognized in sales in the consolidated statement of income. Ineffectiveness related to the Company's cash flow hedges was not material in fiscal 2006, 2005 or 2004. There were no derivative gains or losses excluded from the assessment of hedge effectiveness and no hedges were discontinued during fiscal 2006, 2005 or 2004 as a result of it becoming probable that the forecasted transaction would not occur.

FAIR VALUE HEDGES

The Company's commodity price risk management strategy also includes derivative transactions (primarily futures contracts) that are designated as fair value hedges. These derivatives are designated as hedges of firm commitments to buy live hogs, live cattle, corn and soybean meal and hedges of live hog inventory. Derivative gains and losses from these fair value hedges are recognized in earnings currently along with the change in fair value of the hedged item attributable to the risk being hedged. Gains and losses related to hedges of firm commitments and live hog inventory are recognized in cost of sales in the consolidated statement of income. Ineffectiveness related to the Company's fair value hedges was not material in fiscal 2006, 2005 or 2004. There were no derivative gains or losses excluded from the assessment of hedge effectiveness during fiscal 2006, 2005 or 2004.

FOREIGN CURRENCY AND INTEREST RATE DERIVATIVES

In accordance with the Company's risk management policy, certain foreign currency and interest rate derivatives were executed in fiscal 2006, 2005 and 2004. These derivative instruments were primarily recorded as cash flow hedges or fair value hedges, as appropriate, and were not material to the results of operations.

The following table provides the fair value gain or (loss) of the Company's open derivative financial instruments as of April 30, 2006 and May 1, 2005.

(in millions)	**2006**	2005
Livestock	**$ 2.7**	$(1.6)
Grains	**2.7**	(3.2)
Interest rates	**(7.5)**	(5.2)
Foreign currency	**(3.3)**	(2.0)

As of April 30, 2006, 123 commodity futures contracts exceeded 12 months. As of April 30, 2006, the weighted average maturity of the Company's interest rate and foreign currency financial instruments is 20 months, with maximum maturities of 41 and 11 months, respectively. The Company believes the risk of default or nonperformance on contracts with counterparties is not significant.

The Company determines the fair value of public debt using quoted market prices and values all other debt using discounted cash flow techniques at estimated market prices for similar issues. As of April 30, 2006 and May 1, 2005, the fair value of long-term debt, based on the market value of debt with similar maturities and covenants, was approximately $2,525.7 million and $2,359.6 million, respectively.

Note 9:

PENSION AND OTHER RETIREMENT PLANS

The Company provides the majority of its U.S. employees with pension benefits. Salaried employees are provided benefits based on years of service and average salary levels. Hourly employees are provided benefits of stated amounts for each year of service.

The Company also provides health care and life insurance benefits for certain retired employees. These plans are unfunded and generally pay covered costs reduced by retiree premium contributions, co-payments and deductibles. The Company retains the right to modify or eliminate these benefits. The Company considers disclosures related to these plans immaterial to the consolidated financial statements and notes thereto.

The following table presents a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets and the funded status of the aforementioned pension plans to the net amounts measured and recognized in the consolidated balance sheets.

(in millions)	**April 30, 2006**	May 1, 2005
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 982.8**	$ 910.1
Service cost	**23.5**	22.9
Interest cost	**55.2**	55.6
Plan amendment	**(1.7)**	(15.9)
Employee contributions	**0.4**	1.4
Benefits paid	**(46.9)**	(52.7)
Actuarial (gain) loss	**(12.7)**	61.4
Benefit obligation at end of year	**1,000.6**	982.8
Change in plan assets:		
Fair value of plan assets at beginning of year	**759.7**	699.2
Actual return on plan assets	**45.9**	76.9
Employer and employee contributions	**33.7**	36.3
Benefits paid	**(46.9)**	(52.7)
Fair value of plan assets at end of year	**792.4**	759.7
Reconciliation of accrued costs:		
Funded status	**(208.1)**	(223.1)
Unrecognized actuarial loss	**118.5**	122.8
Unrecognized prior service (benefit) cost	**(9.7)**	(8.1)
Accrued cost at end of year	**$ (99.3)**	$(108.4)
Amounts recognized in the statement of financial position consist of:		
Prepaid benefit cost	**$ 18.1**	$ 11.1
Accrued benefit liability	**(208.9)**	(214.7)
Intangible asset	**6.6**	7.8
Minimum pension liability	**84.9**	87.4
Net amount recognized at end of year	**$ (99.3)**	$(108.4)

The accumulated benefit obligation for all defined benefit pension plans was $954.0 million and $938.5 million, respectively, as of April 30, 2006 and May 1, 2005. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $992.3 million, $945.7 million and $773.5 million, respectively, as of April 30, 2006 and $973.5 million, $929.2 million and $750.2 million, respectively, as of May 1, 2005. As of April 30, 2006 and May 1,

2005, the amount of Company stock included in plan assets was 3,850,840 shares and 3,850,840 shares with market values of $113.0 million and $116.5 million, respectively.

For purposes of calculating the expected return on pension plan assets, a market-related value is used. Market-related value is equal to fair value except for gains and losses on equity investments, which are amortized into market-related value on a straight-line basis over five years. The following table presents the components of the net periodic pension costs for the periods indicated.

Components of net periodic cost are:

(in millions)	**2006**	2005	2004
Service cost	**$ 23.5**	$ 22.9	$ 17.2
Interest cost	**55.2**	55.6	39.1
Expected return on plan assets	**(62.2)**	(58.9)	(36.5)
Net amortization	**7.8**	8.7	12.3
Net periodic cost	**$ 24.3**	$ 28.3	$ 32.1

Weighted-average assumptions used to determine net benefit cost are:

	2006	2005	2004
Discount rate	**5.75%**	6.25%	6.40%
Expected return on plan assets	**8.25%**	8.50%	8.50%
Rate of compensation increase	**4.00%**	4.10%	4.50%

Weighted-average assumptions used to determine benefit obligations are:

	2006	2005	2004
Discount rate	**6.25%**	5.75%	6.25%
Rate of compensation increase	**4.00%**	4.00%	4.10%

Pension plan assets may be invested in equities, debt securities, insurance contracts and real estate. The Company's investment policy for the pension plans is to balance risk and return through a diversified portfolio of high-quality equity and fixed income securities. Equity targets for the pension plans are as indicated in the tables below. Maturity for fixed income securities is managed such that sufficient liquidity exists to meet near-term benefit payment obligations. The plans retain outside investment advisors to manage plan investments within the parameters outlined by the Company's Pension Investment Committee. The weighted-average return on assets assumption is based on historical performance for the types of assets in which the plan invests.

The Company's pension plan assets allocations are as follows:

	April 30, 2006	May 1, 2005	Target Range
Asset Category:			
Equity securities	**67%**	63%	51-64%
Debt securities	**32**	36	25-46
Alternative assets	**1**	1	—
Total	**100%**	100%	

The Company's funding policy is to contribute the minimum amount required under government regulations. Minimum employer contributions to the pension plans are expected to be $34.4 million for the fiscal year ending April 29, 2007.

Future benefit payments are expected to be $48.0 million in fiscal 2007, $49.6 million in fiscal 2008, $52.8 million in fiscal 2009, $56.5 million in fiscal 2010, $58.6 million in fiscal 2011 and an aggregate of $339.6 million for the five years thereafter.

The Company sponsors defined contribution pension plans (401(k) plans) covering substantially all U.S. employees. The Company's contributions vary depending on the plan but are based primarily on each participant's level of contribution and cannot exceed the maximum allowable for tax purposes. Total contributions were $8.6 million, $7.7 million and $5.7 million for fiscal 2006, 2005 and 2004, respectively.

Note 10: LEASE OBLIGATIONS AND COMMITMENTS

The Company leases facilities and equipment under non-cancelable operating leases. Rental expense under operating leases of real estate, machinery, vehicles and other equipment was $53.2 million, $56.5 million and $52.0 million in fiscal 2006, 2005 and 2004, respectively. Rental expense in fiscal 2006, 2005 and 2004 included $1.4 million, $0.6 million and $0.3 million of contingent maintenance fees, respectively. Future rental commitments under non-cancelable operating leases as of April 30, 2006 are as follows:

Fiscal Year (in millions)	
2007	$ 50.6
2008	42.8
2009	41.2
2010	22.9
2011	17.4
Thereafter	88.0
	$262.9

Future minimum lease payments under capital leases are as follows:

Fiscal Year (in millions)	
2007	$ 3.1
2008	2.0
2009	1.5
2010	0.5
2011	0.1
Thereafter	0.6
	7.8
Less amounts representing interest	(1.1)
Present value of net minimum obligations	6.7
Less current portion	(2.9)
Long-term capital lease obligations	$ 3.8

As of April 30, 2006, the Company had approved capital expenditure commitments of $453.5 million for processed meats expansion and production efficiency projects.

The Company has agreements, expiring through fiscal 2013, to use cold storage warehouses owned by partnerships, 50% of which are owned by the Company. The Company has agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees. In fiscal 2006, 2005 and 2004, the Company paid $12.8 million, $14.2 million and $10.6 million, respectively, in fees for use of the facilities. As of April 30, 2006, May 1, 2005 and May 2, 2004, the Company had investments of $1.8 million, $1.7 million and $1.5 million, respectively, in the partnerships.

The Company has purchase commitments with certain hog and cattle producers that obligate the Company to purchase all the hogs and cattle that these producers deliver. Other arrangements obligate the Company to purchase a fixed amount of hogs and cattle. The Company also uses independent farmers and their facilities to raise hogs produced from the Company's breeding stock in exchange for a performance-based service fee payable upon delivery. The Company estimates the future obligations under these commitments based on commodity livestock futures prices, expected quantities delivered and anticipated performance to be $978.5 million, $519.0 million, $294.7 million, $152.7 million and $29.9 million for fiscal 2007 to 2011, respectively. As of April 30, 2006, the Company is also committed to purchase $111.2 million under forward grain contracts payable in fiscal 2007.

The Company also guarantees the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations are: $92.0 million of debt borrowed by one of the Company's Mexican joint ventures, Norson; up to $3.5 million of liabilities with respect to currency swaps executed by another of the Company's Mexican joint ventures, Granjas; and $2.5 million with respect to debt borrowed by one of the Company's Brazilian joint ventures, Carroll's Foods do Brasil S.A. The covenants in the guarantee relating to Norson's debt incorporate the Company's covenants under the revolving credit facility.

Note 11:

RELATED PARTY TRANSACTIONS

A director of the Company holds an ownership interest in Murfam Enterprises, LLC (Murfam) and DM Farms, LLC. These entities own farms that produce hogs under contract to the Company. Murfam also produces and sells feed ingredients to the Company. In fiscal 2006, 2005 and 2004, the Company paid $22.9 million, $22.4 million and $23.6 million, respectively, to these entities for the production of hogs and feed ingredients. In fiscal 2006, 2005 and 2004, the Company was paid $0.3 million, $11.2 million and $18.5 million, respectively, by these entities for associated farm and other support costs.

In addition, members of the director's immediate family hold ownership interests in Arrowhead Farms, Inc., Enviro-Tech Farms, Inc., Golden Farms, Inc., Lisbon 1 Farm, Inc., Murphy-Honour Farms, Inc., PSM Associates LLC, Pure Country Farms, LLC, Stantonsburg Farm, Inc., Triumph Associates LLC and Webber Farms, Inc. These entities own farms that either produce and sell hogs to the Company or produce and sell feed ingredients to the Company. In fiscal 2006, 2005 and 2004, the Company paid $19.2 million, $18.7 million and $17.4 million, respectively, to these entities for the production of hogs and feed ingredients. In fiscal 2006, 2005 and 2004, the Company was paid $0.3 million, $6.2 million and $8.5 million, respectively, by these entities for associated farm and other support costs.

An executive officer of the Company (the chief executive officer of the HP segment) holds an ownership interest in JCT LLC (JCT). JCT owns certain farms that produce hogs under contract with the HP segment. In fiscal 2006, 2005 and 2004, the Company paid $7.5 million, $7.5 million and $6.6 million, respectively, to JCT for the production of hogs. In fiscal 2006, 2005 and 2004, the Company was paid $2.8 million, $4.2 million and $3.3 million, respectively, from JCT for reimbursement of associated farm and other support costs.

The Company believes that the terms of the foregoing arrangements were no less favorable to the Company than if entered into with unaffiliated companies.

Note 12: REGULATION AND LITIGATION

Like other participants in the industry, the Company is subject to various laws and regulations administered by federal, state and other government entities, including the Environmental Protection Agency (EPA) and corresponding state agencies, as well as the United States Department of Agriculture, the United States Food and Drug Administration, the United States Occupational Safety and Health Administration and similar agencies in foreign countries. Management believes that the Company currently is in compliance with all these laws and regulations in all material respects and that continued compliance with these laws and regulations will not have a material adverse effect on the Company's financial position or results of operations.

In February 2003, the EPA promulgated regulations under the Clean Water Act governing confined animal feeding operations (CAFOs). Among other things, these regulations impose obligations on CAFOs to manage animal waste in ways intended to reduce the impact on water quality. These new regulations were challenged in federal court by both industry and environmental groups. Although a 2005 decision by the court invalidated several provisions of the regulations, they remain largely intact. Similarly, the State of North Carolina Department of Environment and Natural Resources (NCDENR) announced in July 2002 the issuance of general permits intended to protect state waters from impacts of large animal feeding operations. Environmental groups have initiated proceedings challenging the NCDENR's action, and the Company's North Carolina subsidiaries have intervened. These proceedings are pending. Although compliance with the federal regulations or state permits will require some changes to the Company's hog production operations resulting in additional costs to these operations, the Company does not believe that compliance with federal regulations or state permits as promulgated will have a material adverse effect on the Company's hog production operations. However, there can be no assurance that pending challenges to the regulations or permits will not result in changes to those regulations or permits that may have a material adverse effect on the Company's financial position or results of operations.

The EPA is also focusing on the possible need to regulate air emissions from animal feeding operations. During calendar year 2002, the National Academy of Sciences (the Academy) undertook a study at the EPA's request to assist the EPA in making that determination. The Academy's study identified a need for more research and better information, but also recommended implementing without delay technically and economically feasible management practices to decrease emissions. Further, the Company's hog production subsidiaries have accepted the EPA's offer to enter into an administrative consent agreement and order with owners and operators of hog farms and other animal production operations. Under the terms of the consent agreement and order, participating owners and operators agreed to pay a penalty, contribute towards the cost of an air emissions monitoring study and make their farms available for monitoring. In return, participating farms have been given immunity from federal civil enforcement actions alleging violations of air emissions requirements under certain federal statutes, including the Clean Air Act. Pursuant to the Company's consent decree and order, the Company has paid a $100,000 penalty to the EPA. The National Pork Board, of which the Company is a member and contributes funds, will be paying the costs of the air emissions monitoring study on behalf of all hog producers, including the Company, out of funds collected from its members in previous years. The cost of the study for all hog producers is approximately $6.0 million. The agreement has been challenged in federal court by several environmental organizations. New regulations governing air emissions from animal agriculture operations are likely to emerge from any monitoring program undertaken pursuant to the consent agreement and order. There can be no assurance that any new regulations that may be proposed to address air emissions from animal feeding operations may not have a material adverse effect on the Company's financial position or results of operations.

The Company from time to time receives notices from regulatory authorities and others asserting that it is not in compliance with such laws and regulations. In some instances, litigation ensues.

THE WATER KEEPER ALLIANCE INC. LITIGATION

In February 2001 (fiscal 2001), the Water Keeper Alliance, Thomas E. Jones d/b/a Neuse Riverkeeper and Neuse River Foundation filed two lawsuits in the United States District Court for the Eastern District of North Carolina against the Company, one of the Company's subsidiaries, and two of that subsidiary's hog production facilities in North Carolina, referred to as the "Citizens Suits." The Citizens Suits alleged, among other things, violations of various environmental laws at each facility and the failure to obtain certain federal permits at each facility. The lawsuits have been settled and resolved with the entry of a consent decree, which was approved and entered by the court in March 2006 (fiscal 2006).

The consent decree provides, among other things, that (1) the Company's subsidiary, Murphy-Brown LLC, will undertake a series of measures designed to enhance the performance of the swine waste management systems on approximately 260 company-owned farms in North Carolina and thereby reduce the potential for surface water or ground water contamination from these farms, and (2) the Company and its subsidiaries will pay the plaintiffs for a specified amount of their legal fees. The effect of the consent decree on the Company will not have a material adverse effect on the Company's financial position or results of operations. The consent decree resolves all claims in the actions and also contains a broad release and covenant not to sue for any other claims or actions that the plaintiffs might be able to bring against the Company and its subsidiaries related to swine waste management at the farms covered by the consent decree. There are certain exceptions to the release and covenant not to sue related to future violations and the swine waste management technology development initiative pursuant to a July 2000 agreement between the Company and its subsidiaries and the North Carolina Attorney General. The Company and its subsidiaries may bring a motion to terminate the consent decree on or after March 2013.

STATE OF IOWA LEGISLATION

In September 2005 (fiscal 2006), the Company announced an agreement with the State of Iowa to settle the case over an Iowa statute (the Statute) that, among other things, prohibited meat processors from directly or indirectly contracting to raise hogs in Iowa and from providing financing to Iowa hog producers. The United States District Court for the Southern District of Iowa, Central Division ordered approval of this settlement agreement. Under the terms of the settlement agreement, the Iowa Attorney General has agreed for a period of 10 years not to enforce the Statute against the Company and its affiliates. This settlement agreement permits the Company's affiliates to continue to enter into "grower contracts" with Iowa farmers, similar to those common in other hog producing states. Farmers entering into grower contracts with the Company are given expanded rights in their relationship with the Company. The Company agreed to commit $200,000 a year for 10 years to fund both an environmental education program at Iowa State University and grants to foster innovative swine production. The Company also committed for a period of two years to purchase 25 percent of the hogs slaughtered at its Iowa facilities and its plant in Sioux Falls, South Dakota on the open market.

PENNEXX LITIGATION

In May 2005 (fiscal 2006), the United States District Court for the Eastern District of Pennsylvania (the District Court) granted in full the Company's motion to dismiss the cross-claim of Pennexx Foods, Inc. (Pennexx). In June 2005 (fiscal 2006), Pennexx filed a Notice of

Appeal of the District Court's dismissal of the cross-claim to the U.S. Court of Appeals for the Third Circuit. The appellate court has not yet set a date for oral arguments on this appeal. The Company continues to believe that the allegations in the cross-claim are unfounded and intends to defend the appeal vigorously. In June 2005 (fiscal 2006), the District Court dismissed the class action suit filed on behalf of the shareholders of Pennexx without prejudice for lack of prosecution. The District Court took this action following the withdrawal of the lead plaintiff and the failure of any other putative class member to step forward as lead plaintiff. In July 2005, the class action plaintiff filed a Notice of Appeal of the District Court's dismissal to the U.S. Court of Appeals for the Third Circuit. The Company intends to defend the appeal of the dismissal of the class action vigorously.

Note 13:

REPORTING SEGMENTS

The Company conducts its business through six reporting segments, Pork, Beef, International, Hog Production (HP), Other and Corporate, each of which is comprised of a number of subsidiaries.

The Pork segment includes the Company's operations that process, package, market and distribute fresh pork and processed meats to retail, foodservice and export channels mainly in the U.S. Similarly, the Beef segment includes the Company's operations that process, package, market and distribute beef to the same channels as well as the Company's cattle feeding operations which consist mainly of the Company's investment in Five Rivers. The International segment includes the Company's operations that process, package, market and distribute fresh and processed meats to retail and foodservice customers and export mainly to European countries. The HP segment supplies raw materials (live hogs) primarily to the Pork segment and, to a lesser degree, the International segment, as well as to other outside operations. The Other segment is mainly comprised of the Company's turkey production operations, its interests in turkey processing operations, and the Company's alternative fuels subsidiary.

The following tables present information about the results of operations and the assets of the Company's reportable segments for the fiscal years ended April 30, 2006, May 1, 2005 and May 2, 2004. The information contains certain allocations of expenses that the Company deems reasonable and appropriate for the evaluation of results of operations. The Company does not allocate income taxes to segments. Segment assets exclude intersegment account balances as the Company believes that inclusion would be misleading or not meaningful. Management believes all intersegment sales are at prices that approximate market.

(in millions)	2006	2005	2004
Segment Profit Information			
Sales:			
Segment sales—			
Pork	**$ 7,300.6**	$ 7,530.7	$ 5,767.6
Beef	**2,599.0**	2,280.6	2,391.6
International	**1,127.4**	1,022.3	663.7
HP	**1,801.3**	2,112.4	1,441.3
Other	**149.2**	141.7	116.7
Total segment sales	**12,977.5**	13,087.7	10,380.9
Intersegment sales—			
Pork	**$ (47.2)**	$ (31.3)	$ (35.6)
Beef	**(23.5)**	(15.8)	(21.1)
International	**(42.4)**	(34.4)	(27.7)
HP	**(1,460.8)**	(1,757.8)	(1,118.3)
Total intersegment sales	**(1,573.9)**	(1,839.3)	(1,202.7)
Consolidated sales	**$11,403.6**	$11,248.4	$ 9,178.2
Depreciation and amortization:			
Pork	**$ 104.9**	$ 92.8	$ 78.7
Beef	**19.8**	19.4	18.7
International	**24.3**	24.2	17.9
HP	**51.1**	49.1	47.8
Other	**1.3**	1.2	0.8
Corporate	**6.5**	9.8	8.8
Consolidated depreciation and amortization	**$ 207.9**	$ 196.5	$ 172.7
Interest expense:			
Pork	**$ 49.3**	$ 40.4	$ 31.3
Beef	**31.9**	15.7	9.9
International	**16.9**	11.8	9.1
HP	**19.3**	31.3	38.0
Other	**2.2**	2.5	1.6
Corporate	**29.9**	30.3	28.8
Consolidated interest expense	**$ 149.5**	$ 132.0	$ 118.7
Operating profit:			
Pork	**$ 153.0**	$ 166.8	$ 213.1
Beef	**(2.8)**	(8.9)	82.6
International	**(15.6)**	11.7	11.3
HP	**330.0**	480.9	125.7
Other	**36.0**	28.1	11.2
Corporate	**(79.8)**	(95.4)	(71.3)
Consolidated operating profit	**$ 420.8**	$ 583.2	$ 372.6

(in millions)	2006	2005	2004
Segment Asset Information			
Assets:			
Pork, including discontinued operations	**$2,223.5**	$1,919.5	$1,621.6
Beef	**883.9**	873.7	549.1
International, including discontinued operations	**929.3**	897.6	572.0
HP	**1,579.7**	1,533.6	1,482.1
Other	**135.4**	143.5	157.6
Corporate	**424.7**	405.7	446.2
Consolidated assets	**$6,176.5**	$5,773.6	$4,828.6
Investment in equity method investees:			
Pork	**$ 10.9**	$ 9.9	$ (1.1)
Beef	**158.5**	2.2	0.7
International	**191.7**	183.9	105.9
HP	**49.3**	42.5	27.1
Other	**53.2**	54.3	51.6
Corporate	**24.0**	24.3	10.5
Consolidated investments	**$ 487.6**	$ 317.1	$ 194.7
Capital expenditures, net of proceeds:			
Pork	**$ 218.8**	$ 131.7	$ 65.6
Beef	**19.3**	13.4	9.8
International	**112.4**	35.4	20.5
HP	**29.9**	10.5	22.5
Other	**9.8**	6.4	9.9
Corporate	**1.1**	1.9	5.2
Consolidated capital expenditures, net of proceeds	**$ 391.3**	$ 199.3	$ 133.5

The following table shows the change in the carrying amount of goodwill by reportable segment for the fiscal years ended April 30, 2006 and May 1, 2005:

(in millions)	Pork	Beef	Int'l.	HP	Other	Total
Balance, May 2, 2004	$ 99.7	$118.2	$ 96.8	$165.4	$19.7	$499.8
Goodwill from acquisitions during the year	27.1	10.5	34.0	3.8	—	75.4
Other goodwill adjustments[1]	4.5	—	18.5	5.9	0.2	29.1
Balance, May 1, 2005	131.3	128.7	149.3	175.1	19.9	604.3
Goodwill from acquisitions during the year	134.6	—	0.8	1.7	—	137.1
Other goodwill adjustments[1]	0.1	(12.8)	(6.9)	(0.5)	(0.4)	(20.5)
Balance, April 30, 2006	**$266.0**	**$115.9**	**$143.2**	**$176.3**	**$19.5**	**$720.9**

[1] Other goodwill adjustments include deferred tax, foreign currency translation and purchase price adjustments.

The following table presents the Company's sales and long-lived assets attributed to operations by geographic area:

(in millions)	**2006**	2005	2004
Sales:			
North America	**$10,307.3**	$10,251.0	$8,540.4
Europe	**1,096.3**	997.4	637.8
Total sales	**$11,403.6**	$11,248.4	$9,178.2
Long-lived assets:			
North America	**$ 2,918.7**	$ 2,416.7	$2,148.1
Europe	**838.2**	765.2	463.5
Total long-lived assets	**$ 3,756.9**	$ 3,181.9	$2,611.6

Note 14:

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In millions, except per share data)	First	Second	Third	Fourth	Fiscal Year
Fiscal 2006					
Sales	**$2,929.5**	**$2,872.0**	**$2,926.7**	**$2,675.4**	**$11,403.6**
Gross profit	**273.7**	**282.1**	**326.3**	**204.7**	**1,086.8**
Income from continuing operations	**49.0**	**51.6**	**75.0**	**4.7**	**180.3**
Income (loss) from discontinued operations, net of tax	**—**	**—**	**(4.0)**	**(3.6)**	**(7.6)**
Net income	**49.0**	**51.6**	**71.0**	**1.1**	**172.7**
Net income per common share[1]					
Basic:					
Continuing	**$ .44**	**$ .46**	**$ .68**	**$ .04**	**$ 1.62**
Discontinued	**—**	**—**	**(.04)**	**(.03)**	**(.07)**
Net income per basic common share	**$ .44**	**$ .46**	**$ .64**	**$ .01**	**$ 1.55**
Diluted:					
Continuing	**$ .44**	**$ .46**	**$ .67**	**$ .04**	**$ 1.61**
Discontinued	**—**	**—**	**(.04)**	**(.03)**	**(.07)**
Net income per diluted common share	**$ .44**	**$ .46**	**$ .63**	**$ .01**	**$ 1.54**
Fiscal 2005					
Sales	$2,627.5	$2,689.3	$3,034.6	$2,897.0	$11,248.4
Gross profit	257.2	268.2	347.2	337.7	1,210.3
Income from continuing operations	57.0	58.9	97.9	85.1	298.9
Income (loss) from discontinued operations, net of tax	(2.1)	(0.5)	(0.4)	0.3	(2.7)
Net income	54.9	58.4	97.5	85.4	296.2
Net income per common share[1]					
Basic:					
Continuing	$ .51	$ .53	$ .88	$ .76	$ 2.69
Discontinued	(.02)	—	—	—	(.03)
Net income per basic common share	$ .49	$ .53	$ .88	$ .76	$ 2.66
Diluted:					
Continuing	$ .51	$ .52	$ .87	$ .76	$ 2.66
Discontinued	(.02)	—	—	—	(.02)
Net income per diluted common share	$ .49	$ .52	$ .87	$ .76	$ 2.64

[1] Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average common shares outstanding during each period.

Note 15:
SUBSEQUENT EVENT

In June 2006 (fiscal 2007), the Company announced that it has signed a purchase agreement to acquire the European meats business of Sara Lee Corporation (SLFE) for $575 million, plus the assumption of excess pension-related liabilities in an amount not to exceed $39 million. Headquartered in Hoofddorp, The Netherlands, SLFE generated $1.1 billion in sales in fiscal 2005 and holds its largest positions in France, Portugal and the Benelux region, with popular European brands such as Aoste, Justin Bridou and Nobre and has a presence in Germany, Italy and the United Kingdom. The Company intends to complete and finance the acquisition of SLFE on a stand-alone, non-recourse basis through a 50 percent-owned joint venture with Oaktree Capital Management, LLC (Oaktree), an investment management firm. The acquisition is subject to customary regulatory and closing conditions and is expected to close by the end of September 2006 (fiscal 2007). The Company intends to contribute its French operations and cash of €50.0 million (approximately $63.1 million) to the joint venture with Oaktree.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Smithfield Foods, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, included in this annual report, that Smithfield Foods, Inc. and subsidiaries maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Smithfield Foods, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Smithfield Foods, Inc. and subsidiaries maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Smithfield Foods, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Smithfield Foods, Inc. and subsidiaries as of April 30, 2006 and May 1, 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2006 and our report dated June 27, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Richmond, Virginia
June 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Smithfield Foods, Inc.:

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. and subsidiaries as of April 30, 2006 and May 1, 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smithfield Foods, Inc. and subsidiaries at April 30, 2006 and May 1, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Smithfield Foods, Inc. and subsidiaries' internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Richmond, Virginia
June 27, 2006

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on the assessment using those criteria, management concluded that, as of April 30, 2006, the Company's internal control over financial reporting was effective. The Company's independent registered public accountants, Ernst & Young LLP, audited the consolidated financial statements included in this annual report and have issued an audit report on management's assessment of our internal control over financial reporting as well as on the effectiveness of the Company's internal control over financial reporting. Their report on the audit of internal control over financial reporting and their report on the audit of the consolidated financial statements appear herein.

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer of the Company, regarding the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of April 30, 2006. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer of the Company, concluded that the Company's disclosure controls and procedures were effective.

There were no changes in the Company's internal control over financial reporting during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT BOARD

Joseph W. Luter, III
Chairman and
Chief Executive Officer,
Smithfield Foods, Inc.

C. Larry Pope
President and
Chief Operating Officer,
Smithfield Foods, Inc.

Jerry H. Godwin
President,
Murphy-Brown, LLC

Robert G. Hofmann, II
President,
North Side Foods Corp.

Morten Jensen
Chief Executive Officer,
Central and Eastern Europe

Joseph W. Luter, IV
President,
The Smithfield Packing
Company, Incorporated

Darek Nowakowski
President,
Animex Sp. z o.o.

William G. Otis
President,
Patrick Cudahy Incorporated

Enrico Piraino
President,
Stefano Foods, Inc.

Richard J.M. Poulson
Executive Vice President and
Senior Advisor to the Chairman,
Smithfield Foods, Inc.

George H. Richter
President,
Farmland Foods, Inc.

Joseph B. Sebring
President,
John Morrell & Co.

Robert A. Sharpe II
President,
International Operations,
Smithfield Foods, Inc.

Daniel G. Stevens
Vice President and
Chief Financial Officer,
Smithfield Foods, Inc.

Richard V. Vesta
President,
Smithfield Beef Group

CORPORATE OFFICERS

Joseph W. Luter, III
Chairman and
Chief Executive Officer

C. Larry Pope
President and
Chief Operating Officer

Douglas P. Anderson
Vice President,
Rendering

Raoul J. Baxter
Vice President,
Corporate Development

Michael H. Cole
Vice President,
Deputy General Counsel and
Secretary

Jeffrey A. Deel
Corporate Controller

Carey Dubois
Corporate Treasurer

Bart Ellis
Vice President,
Operations Analysis

Michael D. Flemming
Vice President and
Senior Associate General Counsel

Jerry Hostetter
Vice President,
Investor Relations
and Corporate Communications

Jeffrey M. Luckman
Vice President,
Livestock Procurement

Henry L. Morris
Vice President,
Operations

Richard J.M. Poulson
Executive Vice President
and Senior Advisor to the Chairman

James D. Schloss
Corporate Vice President,
Sales and Marketing

Robert A. Sharpe II
President,
International Operations

Daniel G. Stevens
Vice President and
Chief Financial Officer

Kenneth M. Sullivan
Vice President,
Internal Audit

Dhamu Thamodaran
Vice President,
Price-Risk Management

Dennis H. Treacy
Vice President, Environmental and
Government Affairs

Vernon T. Turner
Corporate Tax Director

Mansour Zadeh
Chief Information Officer

DIRECTORS

Joseph W. Luter, III
Chairman of the Board and
Chief Executive Officer
of Smithfield Foods, Inc.

Robert L. Burrus, Jr.
Chairman and Partner
in the law firm of McGuireWoods LLP

Carol T. Crawford, Esq.
Former Commissioner,
U.S. International Trade Commission

Ray A. Goldberg
Moffett Professor of
Agriculture and Business
Emeritus at Harvard Business School

Wendell H. Murphy
Private Investor,
former Chairman of the Board and
Chief Executive Officer of
Murphy Farms, Inc.

Frank S. Royal, M.D.
Physician

John T. Schwieters
Vice Chairman, Perseus LLC,
a merchant bank and private
equity fund management company

Melvin O. Wright
Formerly a senior executive of
Dean Witter Reynolds,
now Morgan Stanley Dean Witter

COMMON STOCK DATA

The common stock of the company has traded on the New York Stock Exchange under the symbol SFD since September 28, 1999. Prior to that, the common stock traded on the Nasdaq National Market under the symbol SFDS. The following table shows the high and low sales prices of the common stock of the company for each quarter of fiscal 2006 and 2005.

	2006		2005	
	HIGH	**LOW**	HIGH	LOW
First	**$ 31.12**	**$ 25.69**	$ 31.15	$ 25.90
Second	**31.34**	**25.90**	28.24	23.27
Third	**31.47**	**26.95**	30.81	24.10
Fourth	**29.63**	**25.00**	34.64	29.29

HOLDERS

As of June 19, 2006, there were 1,196 record holders of the common stock.

DIVIDENDS

The company has never paid a cash dividend on its common stock and has no current plan to pay cash dividends. In addition, the terms of certain of the company's debt agreements prohibit the payment of any cash dividends on the common stock. The payment of cash dividends, if any, would be made only from assets legally available for that purpose and would depend on the company's financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors then deemed relevant by the board of directors.

CORPORATE HEADQUARTERS

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
757-365-3000
www.smithfieldfoods.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
312-360-5302

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
One James Center, Suite 1000
901 East Cary Street
Richmond, VA 23219

ANNUAL MEETING

The annual meeting of shareholders will be held on August 30, 2006, at 2 p.m. at The Jefferson Hotel, Franklin and Adams Streets, Richmond, Virginia

FORM 10-K REPORT

Copies of the company's 10-K Annual Report are available without charge, upon written request to:
Corporate Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
ir@smithfieldfoods.com

INVESTOR RELATIONS

Inquiries about investor-related information should be directed to:
Vice President of Investor Relations
Smithfield Foods, Inc.
499 Park Avenue, Suite 600
New York, NY 10022
212-758-2100
ir@smithfieldfoods.com

CEO AND CFO CERTIFICATIONS

The company's chief executive officer and chief financial officer have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the company's public disclosure. These certifications are included as exhibits to the company's Form 10-K Annual Report for fiscal 2006. In addition, the company's chief executive officer annually certifies to the NYSE that he is not aware of any violation by the company of the NYSE's corporate governance listing standards. This certification was submitted, without qualification, as required after the 2005 annual meeting of shareholders.

The company's website address is www.smithfieldfoods.com.
The company makes available free of charge through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after filing or furnishing the material to the SEC.

Designed and produced by Taylor & Ives, Inc., NYC



Smithfield

Smithfield Foods, Inc., 200 Commerce Street, Smithfield, VA 23430
757.365.3000

